PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

30 August, 2002

02049938

02 SEP 10 AM 9:07

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen

PaperlinX Limited -- Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(i) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX' file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Richard Hobson
Company Secretary

c.c. Burr Henly, Sullivan & Cromwell
32 / 101 Collins Street Melbourne 3000

Att:

List of documents forwarded under cover of the letter to Securities and Exchange Commission dated 29 August 2002.

- Share Purchase Plan
- Share Purchase Plan closes over subscribed
- Appendix 3B – Share Purchase Plan
- ASX Appendix 4B (Preliminary Final Report)
- News Release on PaperlinX Limited's results for the financial year ended 30 June 2002
- Presentation on PaperlinX Limited's results for the financial year ended 30 June 2002
- Open Briefing PaperlinX MD on 16% Profit Growth
- Change of Directors' Interests
- Change of Director's Interest
- Form 603 Initial Substantial Shareholder Notice

PaperlinX Limited ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia

FILE NO. 82-5061

02 SEP 19 AM 9:07

9 July 2002

Dear Shareholder

PaperlinX acquires Bunzl Fine Paper Business
Opportunity to participate in Share Purchase Plan

On 26 June 2002, PaperlinX announced it had signed an unconditional agreement to acquire UK based Bunzl Fine Paper, a leading fine paper merchant and distributor operating in the UK and Ireland. Bunzl Fine Paper has annual sales of around 340,000 tonnes of fine paper, generating revenue of £320 million (approximately A$846 million) with a market share of around 14%. Bunzl Fine Paper has its headquarters in London and operates from 32 locations throughout the UK and Ireland, employing approximately 1,000 people.

This acquisition is consistent with our strategy of developing a leading international paper merchanting business and is being funded by a combination of debt, an institutional equity placement and a share purchase plan. The funding arrangements will ensure a strong balance sheet which gives PaperlinX the capacity to consider further acquisitions in North America and Europe. Further details on the acquisition can be obtained on our website, www.paperlinx.com.au.

PaperlinX has now raised A$125 million pursuant to a placement of fully paid ordinary shares in PaperlinX (***PaperlinX Shares*** or ***Shares***) to institutional investors in Australia and overseas (the ***Placement***).

This letter sets out the terms and conditions of the associated Share Purchase Plan (***SPP***). The SPP provides eligible shareholders with the opportunity to subscribe for additional PaperlinX Shares without incurring brokerage or stamp duty.

Eligibility

You are eligible to participate in the SPP if you were a holder of PaperlinX Shares at the close of business on 4 July 2002 (the ***Record Date***) with a **registered address in either Australia or New Zealand**. The PaperlinX Board has determined that, because of foreign securities laws, it is not practical for holders of Shares resident, or with registered addresses, in other jurisdictions to participate in the SPP.

Only registered holdings will be considered when determining eligibility. PaperlinX will not 'look through' to any underlying beneficial or other non-registered holdings. Therefore, each registered holder (including nominees and trustees) may only apply for one parcel of Shares under the SPP irrespective of whether they hold PaperlinX Shares on account of more than one underlying beneficial holder. To the extent that a registered holder holds PaperlinX Shares on behalf of another person resident outside Australia or New Zealand, it is the responsibility of the holder to ensure that any acceptance is in compliance with all applicable foreign laws.

Participation optional

Participation in the SPP is entirely at your option (subject, of course, to the eligibility criteria set out above). The offer to purchase PaperlinX Shares under the SPP is not a recommendation. If you are in any doubt as to this offer, whether you should participate in the SPP or how such participation will affect you (including taxation implications), you should contact a professional adviser.

Purchase price

The purchase price for each PaperlinX Share offered for issue under the SPP is A$4.80. This represents a discount of approximately 5% from the closing price of PaperlinX Shares on 25 June 2002 (being the last trading day prior to the Placement) less the expected value of the final gross dividend for which the new Shares are not eligible. This is the same price at which Shares were issued to institutional investors under the Placement.

You should note that the market price of PaperlinX Shares may rise or fall between the date of this offer and the date when Shares are allotted and issued to you. Any such change in the PaperlinX Share price will not affect the purchase price for Shares under this SPP. This means that the price you pay pursuant to this offer may be either higher or lower than the price at the time the Shares are issued and allotted to you under the SPP.

Dividend

You should note that PaperlinX Shares issued under this SPP will **not** carry the right to receive the final dividend for the year ending 30 June 2002, and will be issued ex dividend accordingly.

No other participation costs

No brokerage, commissions or other participation costs are payable by Shareholders in respect of the acquisition of Shares under the SPP.

Number of Shares offered

If you are eligible to purchase PaperlinX Shares under the SPP, you may apply for a specified number of Shares under one of the following alternative offers:

Offer	Number of Shares offered	Total amount payable (number of Shares @ A$4.80 per Share)
Offer A	210	A$1,008.00
Offer B	420	A$2,016.00
Offer C	625	A$3,000.00

You must apply for a total number of Shares as specified under Offer A, B or C. It is not possible to apply for a smaller or larger number of Shares under this SPP.

Maximum applications

The offer under the SPP needs to comply with requirements issued by the Australian Securities & Investments Commission. Under those requirements, the maximum number of Shares which may be applied for under the SPP (namely, 625 Shares under Offer C) applies irrespective of how many PaperlinX Shares you hold on the Record Date. This limit also applies irrespective of whether you hold PaperlinX Shares in more than one account or in another capacity or receive more than one of these SPP offer letters.

PaperlinX reserves the right to reject any application for Shares under this SPP to the extent it considers that the application (whether alone or in conjunction with other applications) does not comply with these requirements.

Scaling back of applications

The PaperlinX Board has determined that the capital to be raised through the issue of Shares under the SPP should be subject to a maximum amount of A$50 million, and has therefore set a cap on the number of Shares which may be issued under the SPP. Accordingly, if the aggregate value of applications received by PaperlinX under the SPP exceeds $50 million, PaperlinX will scale-back applications accordingly.

If scaling-back does take place:

- all applications made under a relevant Offer category (ie A, B or C) will be scaled back in the same way; and
- PaperlinX will refund the excess application money (without interest).

Any determination in respect of scaling-back will be made by the Board.

Non-renounceable offer

The offer to purchase Shares under the SPP is non-renounceable. This means that you cannot transfer your right to purchase Shares under the offer to anyone else.

Ranking of Shares

All new Shares issued under the SPP will rank equally with existing PaperlinX Shares and will accordingly carry the same voting rights, dividend rights and other entitlements as existing PaperlinX Shares (other than in respect of participation in the final dividend for the year ending 30 June 2002, as set out above).

Binding terms

By accepting the offer to purchase Shares under the SPP, you agree to be bound by these terms and conditions and PaperlinX's Constitution.

How to apply for Shares under the SPP

If you would like to apply for Shares under the SPP, please complete the enclosed Application Form and return it, together with your cheque made payable to "PaperlinX SPP Account", in the enclosed reply paid envelope. Do not forward cash. Receipts for payment will not be issued. Cheques will only be accepted if they are drawn in Australian currency on an Australian financial institution.

Applications may only be made in one of the designated amounts set out in the Application Form. If the amount of the cheque tendered with the Application Form is not one of the designated amounts, PaperlinX reserves the right to return the Application Form and not allot any Shares to you. All excess application money will be refunded (without interest).

Applications must be received by 5:00pm on 30 July 2002. Applications received after that time will not be accepted.

Applications and payments under the SPP may not be withdrawn once they have been received by PaperlinX. Application money will not bear interest as against PaperlinX under any circumstances.

Anticipated issue and quotation dates

Shares are expected to be issued on 8 August 2002 with quotation on the ASX beginning shortly thereafter. You should receive a holding statement or confirmation advice shortly after that date. Please note, again, that the Shares will be issued "ex dividend", unlike your existing holding of PaperlinX Shares. You should confirm your holding before trading in any Shares you believe have been allotted to you.

Suspension, termination, anomalies and disputes

PaperlinX may determine in any manner it thinks fit, any difficulties, anomalies or disputes which may arise in connection with or by reason of the operation of the SPP whether generally or in relation to any participant, or application, or Shares and the determination of PaperlinX will be conclusive and binding on all participants and other persons to whom the determination relates.

PaperlinX also reserves the right to waive strict compliance with any provision of these terms and conditions, to amend or vary these terms and conditions and to suspend or terminate the SPP at any time. PaperlinX's rights may be exercised by the Board or any delegate of the Board.

Enquiries

If you have any questions in respect of the SPP, please contact our Share Registrar:

Computershare Investor Services Pty Limited
Telephone: 1800 232 867

Yours sincerely

David Meiklejohn
Chairman

PaperlinX Limited ABN 70 005 146 350
All correspondence to:
Share Registry
Level 12, 565 Bourke Street
Melbourne Victoria 3000
Australia
Enquiries (within Australia) 1800 232 867
(International) 61 3 9615 5973
Facsimile 61 3 9611 5710

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Holder Identification Number:	X0123456789
Entitlement Number:	xxx
Record Date:	Thursday, 4 July 2002
Offer Closes:	Tuesday, 30 July 2002
Purchase Price:	A$4.80 per share

THIS DOCUMENT IS IMPORTANT. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH IT, PLEASE CONTACT A PROFESSIONAL ADVISER.

A Share Purchase Plan Application

I/We wish to apply for the number of shares set out below in accordance with the terms of the PaperlinX Limited (*PaperlinX*) Share Purchase Plan (*SPP*).

DECLARATION AND ACKNOWLEDGMENTS

By forwarding a cheque and completing the Acceptance Slip below, you acknowledge that you have read and agreed to be bound by the terms and conditions of the SPP set out in the Chairman's letter dated 9 July 2002 and the Constutition of PaperlinX. You confirm that the total cost of all shares purchased by you (including through joint and beneficial holdings) does not exceed A$3,000. You also agree that the submission of the Acceptance Slip constitutes an irrevocable offer by you to PaperlinX to subscribe for shares on the applicable terms.

INSTRUCTIONS

- Payments must be made via cheque accompanying the Acceptance Slip
- Cash will not be accepted
- Please write your entitlement number on the back of your cheque
- Payment must be consistent with Offer A, B or C
- Please pin cheque to the acceptance slip. Do not staple.
- Cheques must be in Australian dollars and drawn on an Australian financial financial institution

To complete the Acceptance Slip, you must enter the number of shares for which you wish to apply (by marking the relevant box) and the amount of application money payable along with cheque details. Your application may be rejected if the amount of your cheque does not correspond with Offer A, B or C. Your cheque should be made payable to 'PaperlinX SPP Account' and crossed 'Not Negotiable'.

Acceptance slips and cheques must be actually received **no later than 5.00pm (Melbourne time) on 30th July 2002** at GPO Box 4768, Melbourne VIC 8060. A reply paid envelope is enclosed for shareholders in Australia. New Zealand holders will need to affix the appropriate postage.

PaperlinX may settle, in any matter it thinks fit, any disputes or anomalies which may arise in connection with the SPP, whether generally or in relation to any applicant. The decision of PaperlinX (including as to the number of shares allocated to you) will be conclusive and binding. If your application is rejected, or is accepted in part only, PaperlinX will refund the surplus application monies to you after the offer period closes. Interest will not be paid on the application monies refunded. All shares issued to you will be registered in the name and address shown above.

This offer is non-renounceable

Detach here and return Acceptance Slip and Cheque in the envelope provided

002553 V_0038XH

Pin cheque here. (Do not staple)

B Acceptance Slip X0123456789

No signature required

In case we need to contact you
BH (____) ______________________
AH (____) ______________________

Indicate your choice below by marking one box only.

☐ **Offer A** 210 Shares A$1,008.00 **or** ☐ **Offer B** 420 Shares A$2,016.00 **or** ☐ **Offer C** 625 Shares A$3,000.00

Record Cheque Details Below

Drawer	**BSB Number**	**Amount**
	-	**A$** -

Cheques to be made payable to 'PaperlinX SPP Account'.

NEWS RELEASE

Monday, 5 August 2002

PAPERLINX SHARE PURCHASE PLAN CLOSES OVER-SUBSCRIBED

PaperlinX today announced that the A$50 million Share Purchase Plan ("SPP") that had been offered to Australian and New Zealand shareholders in connection with the acquisition of UK - based Bunzl Fine Paper had been substantially oversubscribed.

Ian Wightwick, PaperlinX's Managing Director, stated, "We are delighted that our shareholders in Australia and New Zealand have responded so well to the share purchase plan in what has clearly been a difficult time for global equity markets. This shows their confidence in our company's future and the support for our strategy of developing a leading international position in paper merchanting and distribution and continuing to improve our Australian Paper manufacturing operations."

As a result of the oversubscription, the Company will be scaling back some of the applications for shares. Those shareholders who applied for the minimum number of 210 shares will be allotted that number. The other two offers will be scaled back to 300 and 460 shares respectively, and shareholders will receive a refund of part of their subscription money.

Commenting on Bunzl Fine Paper, Ian Wightwick said, "Bunzl Fine Paper is an excellent acquisition for PaperlinX. Not only is it a first class business in its own right, it also provides PaperlinX with a strong platform from which we can participate in the ongoing rationalisation of the UK and continental European paper merchanting industry. While still early days, having now visited their operations, I am delighted with the management, the quality of the business and am convinced that this acquisition will produce the long term returns for our shareholders that we are expecting."

The share purchase plan and the institutional placement has now raised A$175 million in additional share capital for the company with around 36.5 million shares to be issued in total. The new shares are not be eligible to participate in the final dividend for the Financial Year ending 30th June, 2002, but otherwise rank equally with existing fully paid shares.

They will trade under the ASX ticker code ("PPXN"), until the existing PaperlinX shares start trading ex-dividend, at which stage all shares will trade under the PaperlinX code of "PPX". The SPP shares are expected to be issued on 8 August 2002 with quotation on the ASX beginning shortly thereafter.

NEWS RELEASE

PaperlinX expects to announce its full year results on 13 August 2002.

ENDS

For further information please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: +61 (0) 3 8540 2222

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph +61 3 8540 2305
Ph: +61 (0) 419 838 059

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph +61 (0) 3 8540 2302
Ph +61 (0) 407 512 521

Disclaimer:

The securities referred to in this announcement will not be or have been registered under the Securities Act of 1933, as amended and may not be offered or sold in the United States, or to or for the account or benefit of United States persons, absent registration or an available exemption from registration. This announcement has been prepared for publication in Australia and may not be released in the United States.

Editors Note:

PaperlinX is a leading international paper merchant, with businesses in Australia, New Zealand, Asia, North America, the United Kingdom and Ireland. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

PaperlinX Limited

ACN

005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares (***Ordinary Shares***)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,411,910 million Ordinary Shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per the terms of existing Ordinary Shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The new Ordinary Shares will not carry the right to participate in the dividend for the financial year ended 30 June 2002. They will rank equally in all respects with the existing Ordinary Shares after that dividend has been paid.
5	Issue price or consideration	$4.80 per Ordinary Share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares have been issued pursuant to the Share Purchase Plan that was made available to shareholders resident in Australia and New Zealand. (see ASX release made Monday 5 August 2002 entitled "PaperlinX Share Purchase Plan Closes Over-Subscribed").
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 August 2002.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	322,732,537 +	Ordinary Shares (PPX)
		36,453,577	Ordinary Shares (PPXN)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,480,100	Employee Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As per existing Ordinary Shares (other than in respect of the dividend for the financial year ended 30 June 2002).

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: .9 August, 2002
(R Hobson, Company Secretary)

== == == == ==

+ See chapter 19 for defined terms.

Rules 4.1, 4.3

FILE NO. 82-5061

Appendix 4B

Preliminary Final Report

Introduced 30/6/2002.

Name of entity

PAPERLINX LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
70 005 146 350		✓	30 JUNE 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				A$M
Revenues from ordinary activities *(item 1.1)*	up/down	34.6%	to	3,186.4
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	up/down	16.5%	to	123.0
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of			-
Net profit (loss) for the period attributable to members *(item 1.11)*	up/down	16.5%	to	123.0

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	14.0¢	10.5¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	14.0¢	14.0¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 27 August 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period – A$M	Previous corresponding period - A$M
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	3,186.4	2,366.5
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(2,966.5)	(2,166.7)
1.3	Borrowing costs	(43.0)	(47.6)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	5.3
1.5	**Profit (loss) from ordinary activities before tax**	**176.9**	**157.5**
1.6	Income tax on ordinary activities *(see note 4)*	(53.9)	(51.9)
1.7	**Profit (loss) from ordinary activities after tax**	**123.0**	**105.6**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**123.0**	**105.6**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**123.0**	**105.6**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	(4.3)	2.8
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	(4.3)	2.8
1.17	**Total changes in equity not resulting from transactions with owners as owners**	118.7	108.4

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS	38.2	37.2
1.19	Diluted EPS	37.9	37.0

+ See chapter 19 for defined terms.

Profit (loss) from ordinary activities attributable to members

		Current period – A$M	Previous corresponding period – A$M
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	123.0	105.6
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**123.0**	**105.6**

Revenue and expenses from ordinary activities

(see note 15)

		Current period – A$M	Previous corresponding period – A$M
1.23	Revenue from sales or services	Refer Below	Refer Below
1.24	Interest revenue	Refer Below	Refer Below
1.25	Other relevant revenue	Refer Below	Refer Below
1.26	Details of relevant expenses	Refer Below	Refer Below
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	62.5	58.6
Capitalised outlays			
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

+ See chapter 19 for defined terms.

		CONSOLIDATED 2002 $m	2001 $m
1.23 – 1.26	**REVENUES AND EXPENSES FROM ORDINARY ACTIVITIES**		
1.23	**Revenue from operating activities**		
	Sales of goods	2,960.6	2,352.8
	Rendering of services:		
	• *Commissions*	8.0	8.3
Sub-total – Revenue from Operating Activities		2,968.6	2,361.1
1.24 & 1.25	**Revenue from outside operating activities**		
	Government grants	2.8	-
	Insurance proceeds	5.1	-
		7.9	-
	Net foreign exchange gains	-	0.9
	Interest received:		
	• Other	4.8	2.7
	Dividends received:		
	• Other	0.2	0.1
	Proceeds on disposal of		
	• Non-current assets	4.9	1.7
	• Businesses and controlled entities	200.0	-
		209.9	5.4
Sub-total – Revenue from outside operating activities		217.8	5.4
	TOTAL REVENUE FROM ORDINARY ACTIVITIES	3,186.4	2,366.5

+ See chapter 19 for defined terms.

		CONSOLIDATED	
		2002 $m	2001 $m
1.26	**EXPENSES FROM ORDINARY ACTIVITIES**		
	Cost of Sales	(2,338.6)	(1,834.4)
	Distribution and Warehousing expenses	(182.0)	(129.3)
	Sales and Marketing expenses	(83.6)	(45.4)
	General and Administration expenses (1)	(359.4)	(154.3)
	Research and Development expenses	(2.9)	(3.3)
	TOTAL EXPENSES FROM ORDINARY ACTIVITIES	(2,966.5)	(2,166.7)

(1) Included in general and administration expenses is the book value of non-current assets disposed of and the book value of business and controlled entities disposed of $207.2 million (2001 $2.1 million).

Consolidated retained profits

		Current period – A$M	Previous corresponding period - A$M
1.30	Retained profits (accumulated losses) at the beginning of the financial period	28.3	11.3
1.31	Net profit (loss) attributable to members (*item 1.11*)	123.0	105.6
1.32	Net transfers from (to) reserves *(details if material)*	(4.5)	(1.9)
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(87.2)	(86.7)
1.35	**Retained profits (accumulated losses) at end of financial period**	**59.6**	**28.3**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated – current period			
		Before tax A$M (a)	Related tax A$M (b)	Related outside +equity interests A$M (c)	Amount (after tax) attributable to members A$M (d)
2.1	Amortisation of goodwill	10.3	-	-	10.3
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	10.3	-	-	10.3
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits
(Preliminary final report only)

		Current year – A$M	Previous year – A$M
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	64.8	52.1
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	58.2	53.5
	Total for year	**123.0**	**105.6**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Current assets			
4.1	Cash	112.9	93.6	92.7
4.2	Receivables	427.7	520.9	457.8
4.3	Investments	-	-	-
4.4	Inventories	461.3	592.0	535.3
4.5	Tax assets	-	-	-
4.6	Other	-	-	-
4.7	**Total current assets**	**1,001.9**	**1,206.5**	**1,085.8**
	Non-current assets			
4.8	Receivables	5.4	2.3	3.8
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	1.5	2.0	2.0
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties	-	-	-
4.14 (1)	Other property, plant and equipment (net)	1,071.1	1,113.3	1,069.6
4.14 (2)	Standing timber	-	167.1	-
4.15	Intangibles (net)	171.3	173.3	173.0
4.16	Tax assets	37.5	44.7	42.1
4.17	Other	-	-	-
4.18	**Total non-current assets**	**1,286.8**	**1,502.7**	**1,290.5**
4.19	**Total assets**	**2,288.7**	**2,709.2**	**2,376.3**
	Current liabilities			
4.20	Payables	345.3	404.3	393.4
4.21	Interest bearing liabilities	43.6	269.0	179.8
4.22	Tax liabilities	13.0	36.5	18.8
4.23	Provisions exc. tax liabilities	100.0	98.3	100.0
4.24	Other	-	-	-
4.25	**Total current liabilities**	**501.9**	**808.1**	**692.0**
	Non-current liabilities			
4.26	Payables	1.4	-	3.0
4.27	Interest bearing liabilities	400.8	515.3	317.3
4.28	Tax liabilities	132.9	170.1	124.7
4.29	Provisions exc. tax liabilities	38.6	38.0	35.5
4.30	Other	-	-	-
4.31	**Total non-current liabilities**	**573.7**	**723.4**	**480.5**
4.32	**Total liabilities**	**1,075.6**	**1,531.5**	**1,172.5**
4.33	**Net assets**	**1,213.1**	**1,177.7**	**1,203.8**

+ See chapter 19 for defined terms.

FILE NO. 82-5061

Condensed consolidated statement of financial position (cont)		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Equity			
4.34	Capital/contributed equity	1,140.9	1,137.0	1,139.9
4.35	Reserves	12.5	12.3	15.6
4.36	Retained profits (accumulated losses)	59.6	28.3	48.2
4.37	**Equity attributable to members of the parent entity**	**1,213.0**	**1,177.6**	**1,203.7**
4.38	Outside +equity interests in controlled entities	0.1	0.1	0.1
4.39	**Total equity**	**1,213.1**	**1,177.7**	**1,203.8**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period A$M	Previous corresponding period – A$M
5.1	Opening balance	N/A	-
5.2	Expenditure incurred during current period	N/A	-
5.3	Expenditure written off during current period	N/A	-
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	-
5.5	Expenditure transferred to Development Properties	N/A	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**N/A**	-

+ See chapter 19 for defined terms.

FILE NO. 82-506

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period A$M	Previous corresponding period – A$M
6.1	Opening balance	N/A	-
6.2	Expenditure incurred during current period	N/A	-
6.3	Expenditure transferred from exploration and evaluation	N/A	-
6.4	Expenditure written off during current period	N/A	-
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	-
6.6	Expenditure transferred to mine properties	N/A	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**N/A**	**-**

+ See chapter 19 for defined terms.

FILE NO. 82-5C

Condensed consolidated statement of cash flows

		Current period A$M	Previous corresponding period – A$M
	Cash flows related to operating activities		
7.1	Receipts from customers	3,026.5	2,366.5
7.2	Payments to suppliers and employees	(2,626.8)	(2,107.6)
7.3	Dividends received from associates	-	2.9
7.4	Other dividends received	0.2	0.1
7.5	Interest and other items of similar nature received	4.8	2.7
7.6	Interest and other costs of finance paid	(33.6)	(38.5)
7.7	Income taxes paid	(47.6)	(37.1)
7.8	Other (provide details if material)	15.9	8.3
7.9	**Net operating cash flows**	**339.4**	**197.3**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(65.8)	(48.5)
7.11	Proceeds from sale of property, plant and equipment	4.9	1.7
7.12 (1)	Payment for purchases of equity investments	-	-
7.12 (2)	Payment for purchases of controlled entities and assets	(24.2)	(118.3)
7.13 (1)	Proceeds from sale of equity investments	-	-
7.13 (2)	Proceeds from sale of controlled entities and assets	197.8	0.3
7.14	Loans to other entities	-	-
7.15	Loans (advanced to)/repaid by other entities	(0.5)	-
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	**112.2**	**(164.8)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	2.1	0.5
7.19	Proceeds from borrowings	1,749.6	780.9
7.20	Repayment of borrowings	(2,073.8)	(754.1)
7.21	Dividends paid	(86.7)	(57.0)
7.22 (1)	Other - Loans (repaid to)/received from other persons	(0.2)	(0.4)
7.22 (2)	Other – Principal lease repayments	(0.2)	(1.6)
7.22 (3)	Other – Demerger costs	-	(10.8)
7.23	**Net financing cash flows**	**(409.2)**	**(42.5)**
7.24	**Net increase (decrease) in cash held**	**42.4**	**(10.0)**
7.25 (1)	Cash at beginning of period *(see Reconciliation of cash)*	90.3	25.6
7.25 (2)	Cash acquired on acquisition of controlled entities	-	63.9
7.26	Exchange rate adjustments to item 7.25.	(24.9)	10.8
7.27	**Cash at end of period** *(see Reconciliation of cash)*	107.8	90.3

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

NIL

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period A$M	Previous corresponding Period – A$M
8.1 Cash on hand and at bank	61.8	83.8
8.2 Deposits at call	51.1	9.8
8.3 Bank overdraft	(5.1)	(3.3)
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	**107.8**	**90.3**

Other notes to the condensed financial statements

Ratios	Current period	Previous corresponding period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	5.5%	6.7%
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	10.1%	9.0%

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
a) Basic EPS	38.2¢	37.2¢
b) Diluted EPS (if materially different from the Basic EPS)	37.9¢	37.0¢
c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	322.1m	283.6m

+ See chapter 19 for defined terms.

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$3.11	$2.99

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1 Name of entity (or group of entities)	NIL
13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	N/A
13.3 Date from which such profit has been calculated	N/A
13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1 Name of entity (or group of entities)	NIL
14.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A
14.3 Date to which the profit (loss) in item 14.2 has been calculated	
14.4 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5 Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

+ See chapter 19 for defined terms.

FILE NO. 82-5061

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	19 September 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	27 August 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

Amount per security

		Amount per security	Franked amount per security at applicable tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year (30% tax rate)	14.0¢	10.5¢	-¢
15.5	Previous year (30% tax rate)	14.0¢	14.0¢	-¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year (30% tax rate)	13.0¢	13.0¢	N/A
15.7	Previous year (34% tax rate)	13.0¢	13.0¢	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	27.0¢	27.0¢
15.9	Preference +securities	-¢	-¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period A$M	Previous corresponding period – A$M
15.10	+Ordinary securities *(each class separately)*	87.2	86.7
	Preference +securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**87.2**	**86.7**

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$M	Previous corresponding period – A$M (6 months to 31 December 2000)
16.1 Profit (loss) from ordinary activities before tax	N/A	9.6
16.2 Income tax on ordinary activities	N/A	(3.9)
16.3 Profit (loss) from ordinary activities after tax	N/A	5.7
16.4 (1) Extraordinary items net of tax	-	-
(2) Unrealised profit in inventory adjustment	N/A	(0.4)
16.5 Net profit (loss)	N/A	5.3
16.6 Adjustments	N/A	-
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	5.3

+ See chapter 19 for defined terms.

FILE NO. 82-50[illegible]

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period A$M	Previous corresponding period – A$M (6 months to 31 December 2000)
Spicers Paper Limited	-	Refer Note (1) below	-	5.3
17.2 Total	-	-	-	5.3

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period A$M	Previous corresponding period – A$M
17.3 Other material interests NIL				
17.4 Total				

(1) Spicers Paper Limited became a controlled entity effective 1 January 2001.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of +securities		Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
18.2	Changes during current period				
	(a) Increases through issues	N/A	N/A	N/A	N/A
	(b) Decreases through returns of capital, buybacks, redemptions	N/A	N/A	N/A	N/A
18.3	**+Ordinary securities**				
18.4	Changes during current period				
	(a) Increases through Employee Share Plan Issues	629,200	629,200	$2.86	$2.86
	– Exercise of Options	450,000	450,000	$3.13	$3.13
	– Exercise of Options	125,000	125,000	$3.32	$3.32
	– Exercise of options	77,500	77,500	$4.12	$4.12
	(b) Increase through long term incentive plan	118,750	118,750	0	0
	(c) Decreases through returns of capital, buybacks	N/A	N/A	N/A	N/A
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period				
	(a) Increases through Employee Share Plan Issues	N/A	N/A	N/A	N/A
	(b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

		Total number	Number quoted	Exercise price	Expiry Date (if any)
18.7	**Options** *(description and conversion factor)*				
18.8	Issued during current period	390,100 240,000	Nil Nil	$4.12 $4.18	N/A N/A
18.9	Exercised during current period	450,000 125,000 77,500	Nil Nil Nil	$3.13 $3.32 $4.12	N/A N/A N/A
18.10	Expired during current period	N/A	N/A		
18.11	**Debentures** *(description)*				
18.12	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		

Segment Reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENTS ASSETS
	$m	$m	$m	$m	$m
SEGMENT REPORTING					
For the year ended 30 June 2002					
BUSINESS SEGMENTS					
Merchanting & Paper Trading	57.9	2,220.2	6.0	2,226.2	918.4
Communication Papers	134.8	828.3	1.1	829.4	854.5
Packaging Papers	43.2	285.4	5.3	290.7	283.7
Investments/Other (8)	(22.8)	259.4	3.5	262.9	194.6
Profit before net interest, and income tax	213.1				
Net interest (1)	(36.2)				
Profit before income tax	176.9				
Inter-segment sales (2)		(632.7)		(632.7)	
Unallocated revenue (4)			209.9	209.9	
Unallocated assets (deferred tax balances)					37.5
	176.9	2,960.6	225.8	3,186.4	2,288.7

+ See chapter 19 for defined terms.

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENTS ASSETS
	$m	$m	$m	$m	$m
SEGMENT REPORTING					
For the year ended *30 June 2001*					
BUSINESS SEGMENTS					
Merchanting & Paper Trading	43.0	1,398.9	6.4	1,405.3	928.6
Communication Papers	97.2	794.0	0.3	794.3	893.6
Packaging Papers	53.5	275.4	-	275.4	309.2
Investments/Other (8)	6.7	468.7	1.6	470.3	533.1
Profit before net interest, and income tax	200.4				
Net interest (1)	(42.9)				
Profit before income tax	157.5				
Inter-segment sales (2)		(584.2)		(584.2)	
Unallocated revenue (4)			5.4	5.4	
Unallocated assets (deferred tax balances)					44.7
	157.5	2,352.8	13.7	2,366.5	2,709.2

+ See chapter 19 for defined terms.

SEGMENT REPORTING (cont'd)

	CONSOLIDATED			
	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENT ASSETS
	$m	$m	$m	$m
SEGMENT REPORTING				
For the year ended 30 June 2002				
GEOGRAPHIC SEGMENTS				
Australia	1,535.5	10.3	1,545.8	1,683.3
New Zealand	244.2	0.1	244.3	96.1
North America	931.1	0.3	931.4	404.9
Europe	57.9	1.3	59.2	2.9
Asia	191.9	3.9	195.8	64.0
Unallocated revenue (4)		209.9	209.9	
Unallocated assets (deferred tax assets)				37.5
	2,960.6	225.8	3,186.4	2,288.7

	CONSOLIDATED			
	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENT ASSETS
	$m	$m	$m	$m
SEGMENT REPORTING				
For the year ended 30 June 2001				
GEOGRAPHIC SEGMENTS				
Australia	1,566.6	6.6	1,573.2	2,092.8
New Zealand	175.7	-	175.7	95.4
North America	425.7	0.1	425.8	382.3
Europe	31.9	0.7	32.6	7.9
Asia	152.9	0.9	153.8	86.1
Unallocated revenue (4)		5.4	5.4	
Unallocated assets (deferred tax assets)				44.7
	2,352.8	13.7	2,366.5	2,709.2

+ See chapter 19 for defined terms.

SEGMENT REPORTING (cont'd)

	CONSOLIDATED			
	DEPRECIATION & AMORTISATION	NON CASH EXPENSES (5)	ACQUISITION OF NON CURRENT ASSETS (6)	SEGMENT LIABILITIES
	$m	$m	$m	$m
SEGMENT REPORTING				
For the year ended 30 June 2002				
BUSINESS SEGMENTS				
Merchanting & Paper Trading	16.8	9.1	12.3	233.3
Communication Papers	31.8	13.8	17.7	88.6
Packaging Papers	17.7	6.4	13.9	57.0
Investments/Other	6.5	7.7	30.2	106.4
Unallocated liabilities (7)				590.3
	72.8	37.0	74.1	1,075.6

	CONSOLIDATED			
	DEPRECIATION & AMORTISATION	NON CASH EXPENSES (5)	ACQUISITION OF NON CURRENT ASSETS (6)	SEGMENT LIABILITIES
	$m	$m	$m	$m
SEGMENT REPORTING				
For the year ended 30 June 2001				
BUSINESS SEGMENTS				
Merchanting & Paper Trading	11.5	7.6	254.9	255.8
Communication Papers	31.5	11.9	10.1	83.8
Packaging Papers	17.4	5.1	9.0	42.7
Investments/Other	2.9	(1.3)	18.3	158.3
Unallocated liabilities (7)				990.9
	63.3	23.3	292.3	1,531.5

SEGMENT REPORTING (cont'd)

Notes

(1) Interest is not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) Profit before net interest and income tax.

	2002 $m	2001 $m
(4) Segment other revenue allocated comprises:		
Rendering of services – commission	8.0	8.3
Other revenue from outside operating activities	7.9	-
	15.9	8.3
Segment other revenue unallocated comprises:		
Other revenue from outside operating activities	209.9	5.4
	225.8	13.7

(5) The non cash expenses above comprise the following items:

	2002 $m	2001 $m
• Provisions charge	38.3	27.8
• Net movement in standing timber	(0.6)	(4.0)
• Net profit/(loss) on disposal of property, plant and *equipment*	0.6	0.4
• Net profit/ (loss) on disposal of controlled entities and businesses	1.7	-
• Other non cash items	(3.0)	(0.9)
	37.0	23.3

(6) The acquisition of non current assets above comprises the following items:

	2002 $m	2001 $m
• Addition of property, plant and equipment	68.6	40.4
• Goodwill acquired on acquisition of controlled entities	5.3	169.1
• Property, plant and equipment acquired on acquisition of controlled entities	0.2	82.8
	74.1	292.3

+ See chapter 19 for defined terms.

The segment reporting of the acquisition of non current assets by geographic region are as follows:

	2002 $m	2001 $m
• Australia	67.3	122.7
• New Zealand	0.8	22.4
• North America	5.9	131.3
• Europe	-	0.2
• Asia	0.1	15.7
	74.1	292.3

(7) The unallocated segment liabilities comprise the following items:

	2002 $m	2001 $m
• Current interest bearing liabilities	43.6	269.0
• Current tax liabilities	13.0	36.5
• Non current interest bearing liabilities	400.8	515.3
• Non current deferred tax	132.9	170.1
	590.3	990.9

(8) Investments/Other includes the businesses divested, stationery, converting and corporate costs. In the year ended 30 June 2001 it also includes the equity accounted share of Spicers Paper Limited for the period from 1 July 2000 to 31 December 2000.

FILE NO. 82-5061

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer attached news release

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer attached news release

+ See chapter 19 for defined terms.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The balance of the consolidated franking account as at 30 June 2002 was $20.8 million (last year $5.9 million).

After taking into account the estimated income tax payable as at 30 June 2002, and the payment of the final dividend for the year ended 30 June 2002, the balance of the consolidated franking account is estimated to be $0.8 million (last year $27.9 million).

The balance of the consolidated franking account at 30 June 2002 is stated at 30% (2001 30%).

The final dividend will be franked to 75% at a 30% tax rate out of existing franking credits and those arising from the payment of income tax during the year ending 30 June 2003.

It is expected that the interim dividend for the following year will be partly franked.

From 1 July 2002, the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on profits upon which tax has been paid.

This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

As a result the balance of the consolidated franking account as at 30 June 2002 was converted from $20.8 million to $8.9 million on 1 July 2002.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Not applicable

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Not applicable

+ See chapter 19 for defined terms.

FILE NO. 82-50

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

The major increase in contingent liabilities since the last annual report relates to a bank guarantee for $373 million (GBP 138 million) issued in relation to the purchase of Bunzl Fine Paper Ltd. This guarantee expired on 2 July 2002.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

+ See chapter 19 for defined terms.

FILE NO. 82-50

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Melbourne Park
Date	23 October 2002
Time	11.00 am
Approximate date the +annual report will be available	20 September 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Not applicable

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 *This report does give a true and fair view of the matters disclosed (see note 2).*

4 This report is based on +accounts to which one of the following applies.
(Tick one)

✓	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.).*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 13 August 2002
(Company Secretary)

Print name: Richard Hobson

+ See chapter 19 for defined terms.

02 SEP 10 AM 12:07

FILE NO. 82-5061

13 August 2002

NEWS RELEASE

Statement to Australian Stock Exchange and News Media

For the year ended 30 June 2002

SUMMARY OF THE YEAR

In its second full year as a publicly listed company, PaperlinX has delivered a record result despite a difficult trading environment, while setting the base for future growth. The results reflect the impact of a number of acquisitions and divestments.

- ✓ Sales revenue of $2,961 million, up 26% over the prior year;
- ✓ Net profit after tax of $123.0 million, up 16% over the prior year;
- ✓ Earnings per share of 38.2 cents, up 2.7% on a higher capital base;
- ✓ Final dividend maintained at 14 cents per share on higher capital base, 75% franked, making a total dividend for the year of 27 cents.
- ✓ Return on average funds employed of 12.7%, up from 11.8% last year;
- ✓ Integration in North America of Spicers Paper and Coast Paper;
- ✓ Restructuring of Australian paper merchants and Spicers stationery and envelope businesses;
- ✓ The sale of Australian Paper Plantations, Amtrade, Edwards Dunlop and Commonwealth Paper; and
- ✓ The acquisition of L.P. Turgeon (a Montreal, Canada, paper merchant).

Since the end of the financial year, PaperlinX has announced:

- ✓ The acquisition of Bunzl Fine Paper (a leading UK and Ireland paper merchant) for $377 million.

NEWS RELEASE


Sales Revenue ($m)
3000
2500
2000
1500
1000
500
0
2,353
↑ 26%
2,961
June 01
June 02


Operating Profit from Ordinary Activities before Interest, Tax, Depreciation and Amortisation ($m)
300
200
100
0
263.7
↑ 8%
285.9
June 01
June 02


Operating Profit from Ordinary Activities before Tax ($m)
200
150
100
50
0
157.5
↑ 12%
176.9
June 01
June 02


Operating Profit After Tax ($m)
150
100
50
0
105.6
↑ 16%
123.0
June 01
June 02


Return on Average Funds Employed (%)
15
10
5
0
11.8
12.7
June 01
June 02


Earnings per share before Goodwill Amortisation (cps)
50
40
30
20
10
0
38.9
↑ 6%
41.4
June 01
June 02


Sales Volume (000 tonnes)
2000
1500
1000
500
0
1,292
↑ 26%
1,626
June 01
June 02


Earnings per Share (cps)
40
30
20
10
0
37.2
↑ 3%
38.2
June 01
June 02

REVIEW OF THE YEAR

		PaperlinX Limited & Controlled Entities		
		12 months to Jun 2002	12 months to Jun 2001	% Increase
Sales Revenue	$m	2,960.6	2,352.8	26
Profit from Ordinary Activities before interest, income tax, amortisation and depreciation	$m	285.9	263.7	8
Profit from Ordinary Activities before interest & income tax	$m	213.1	200.4	6
Profit from Ordinary Activities before income tax	$m	176.9	157.5	12
Profit from Ordinary Activities after income tax	$m	123.0	105.6	16
Key Ratios				
Profit from Ordinary Activities before interest and income tax to average funds employed	%	12.7	11.8	-
Return on average shareholders equity	%	10.2	9.7	-
Net interest cover (times)	x	5.9	4.7	-
Earnings per share	cps	38.2	37.2	3

NEWS RELEASE

PaperlinX has produced a record result in the year to June 2002 with profit after income tax of $123.0 million, an increase of 16% over the prior year.

Despite the impact of divestments and a difficult trading environment, profit before interest, income tax, depreciation and amortisation increased 8% to $285.9 million. Profit before income tax rose 12% to $176.9 million.

PaperlinX's 2001/02 results reflect the acquisition of Turgeon Paper in April 2002 and the impact of the divestment during the period of Australian Paper Plantations, Amtrade, Edwards Dunlop and Commonwealth Paper. The divestments contributed in 2000/01 sales of $395 million and operating profit before interest and income tax of $23 million.

The overall result reflects a strong performance from Australian Paper's Communication Papers business through record paper production and sales volumes, generally stable selling prices and the lower cost of imported pulp. Australian Paper's Packaging Papers business was impacted by lower domestic demand and lower selling prices in export markets. Earnings in the Merchanting and Paper Trading business were higher than in the prior year reflecting the benefit of acquisitions. However weak global economic conditions impacted adversely on promotions and advertising which, in turn, reduced demand for printed materials. The highly competitive trading environment resulted in lower selling prices, which impacted negatively on margins.

As at 30 June 2002 PaperlinX had a strong balance sheet, sound key financial ratios and a strong operating cashflow. This remains the case following the acquisition of Bunzl Fine Paper and the subsequent equity raising which occurred in July, 2002.

DIVIDEND

Directors have declared a final dividend of 14 cents per share, 75% franked at the tax rate of 30 cents in the dollar. The dividend will be mailed on 19 September 2002 to shareholders on record as of 27 August 2002 as being entitled to the dividend.

NEWS RELEASE

OPERATIONS

The following table shows, for PaperlinX Limited and controlled entities, Operating Profit from Ordinary Activities before income tax, sales revenue, and assets by industry and geographic segments for the year to 30 June 2002 and 30 June 2001.

	Operating Profit before Income Tax		Sales Revenue		Total Assets	
	Jun 2002	Jun 2001	Jun 2002	Jun 2001	Jun 2002	Jun 2001
	$m	$m	$m	$m	$m	$m
Industry Segments						
Merchanting & Paper Trading [1] [3] [4]	57.9	43.0	2,220.2	1,398.9	918.4	928.6
Communication Papers [1]	134.8	97.2	828.3	794.0	854.5	893.6
Packaging Papers [1]	43.2	53.5	285.4	275.4	283.7	309.2
Investments and Other [1] [2] [4]	(22.8)	6.7	259.4	468.7	194.6	533.1
Operating profit from Ordinary Activities before interest & income tax	213.1	200.4				
Net Interest	(36.2)	(42.9)				
Inter-segment Sales			(632.7)	(584.2)		
Unallocated Assets [4] (deferred tax assets)					37.5	44.7
Total:	176.9	157.5	2,960.6	2,352.8	2,288.7	2,709.2
Geographic Segments [2] [3] [4] [5]						
Australia [1]	180.0	180.6	1,680.0	1,682.8	1,683.3	2,092.8
New Zealand [1]	10.2	6.5	221.5	151.4	96.1	95.4
North America [1]	19.7	10.1	931.0	425.7	404.9	382.3
Europe [1]	0.0	0.3	15.8	31.8	2.9	7.9
Asia [1]	3.2	2.9	112.3	61.1	64.0	86.1
Operating profit from Ordinary Activities before interest & income tax	213.1	200.4				
Net Interest	(36.2)	(42.9)				
Unallocated Assets (deferred tax assets)					37.5	44.7
Total:	176.9	157.5	2,960.6	2,352.8	2,288.7	2,709.2

(1) profit before interest and income tax;

(2) includes Australian Paper Plantations for the period 1/7/01 to 31/8/01
Amtrade Australia and New Zealand for the period 1/7/01 to 15/10/01
Edwards Dunlop and Commonwealth Paper for the period 1/7/01 to 13/09/01

(3) includes L.P. Turgeon for the period 1/4/02 to 30/6/02;
Spicers Paper consolidated from 01/01/01 and Coast Paper Canada from 01/05/01.

(4) 2000/01 details have been reallocated as follows:
- Stationery, Edwards Dunlop and Commonwealth Paper – moved from Merchanting to Other – Sales $189.9m, PBIT $3.9mm Total Assets $237.5m
- PPM/Corporate costs – reallocated between Other and Merchanting – sales $146.6m, PBIT $3.1m, Total Assets $73.8m
- Tax assets from merchanting and other to unallocated $44.7m

(5) The geographic segments reflect PaperlinX's management structure – sales, profits and assets are shown in the country where the business is based.

NEWS RELEASE

MERCHANTING & PAPER TRADING

		12 mnths Jun 02	12 mnths Jun 01	Increase %
Sales Revenue	$m	2,220	1,399	59%
Operating Profit before Interest & Tax	$m	57.9	43.0	35%
Sales Volume	'000 tonnes	1,090	705	55%

PaperlinX's paper merchants operate in Australia, New Zealand, Singapore, Hong Kong, Malaysia, USA and Canada, and, since 1 July 2002, in the United Kingdom and Ireland. The paper trading business sells paper in over 40 countries.

Merchanting sales increased 59% to $2.2 billion with operating profit before interest and tax increasing 35% to $58 million. Sales volume increased 55% to 1,090,000 tonnes. The sales increase reflects the inclusion, for a full year Spicers Paper and Coast Paper, and from 1 April 2002, L.P. Turgeon.

- Our Australian merchants completed a substantial restructuring and rationalisation in the first half which allowed this business to improve its competitive position through substantial cost reductions and synergy benefits. Following the changes, the business in Australia is well positioned to respond quickly as demand in printing and advertising activity improves. The achievement of the annualised level of synergy benefits projected in the Bidders Statement for Spicers Paper assisted in achieving a reasonable level of profitability.

- In New Zealand our merchants completed their restructure and continued to perform well and remain soundly positioned to meet market needs.

- In North America our overall sales volumes increased as we gained market share, assisted by the new greenfield operation in Kansas City and the acquisition of LP Turgeon and good results from the newer locations in Minnesota, Denver and Hawaii. The major impact in North America has been lower print demand and reduced selling prices, which has occurred generally throughout the paper merchanting industry. PaperlinX's North American merchants' profitability reflects disciplined cost management, including staff and expense reductions.

- In Asia, our merchanting businesses reduced costs and increased productivity enabling them to achieve improved returns.

- Pacific Paper Marketing, our paper trading business had an excellent year benefitting from substantially increased supplies of paper.

Although poor global market conditions for printing and writing papers have impacted profit the overall merchanting and trading results have been pleasing.

NEWS RELEASE

AUSTRALIAN PAPER - COMMUNICATION PAPERS

		12 mnths Jun 02	12 mnths Jun 01	Increase %
Sales Revenue	$m	828	794	4%
Operating Profit before Interest & Tax	$m	134.8	97.2	39%
Sales Volume	'000 tonnes	518	482	7%
- Australia/New Zealand	%	80	91	

Australian Paper's Communication Papers business had an excellent year with sales revenue increasing 4% to $828 million and operating profit before interest and tax up 39% to $135 million.

Communication Papers manufactured by Australian Paper are used in general printing, publishing, office and home.

This business achieved gains from low cost Australian-manufactured pulp combined with the reduced cost of imported pulp as world pulp prices fell, while paper selling prices were generally able to be maintained. Increases in international pulp prices occurred towards the end of the period, but did not impact this result. Record paper production volume was achieved, with sales volume up 7%, driven by strong performances from Maryvale 5, the company's newest paper machine, and the upgraded paper machines in Tasmania.

Due to the lower level of demand in Australia and New Zealand, combined with the higher production volumes, export sales were 20% of sales volume, representing the highest ever level of export sales. The lower Australian dollar was also a positive influence on export profitability.

AUSTRALIAN PAPER - PACKAGING PAPERS

		12 mnths Jun 02	12 mnths Jun 01	Increase/ (Decrease) %
Sales Revenue	$m	285	275	4%
Operating Profit before Interest & Tax	$m	43.2	53.5	(20%)
Sales Volume	'000 tonnes	357	341	5%
- Australia/New Zealand	%	77	83	

Australian Paper's Packaging Papers business had a better second half in what was a difficult year. While sales revenue for the year was up 4% to $285 million on volume, 5% higher than the previous period, operating profit before interest and tax reduced to $43 million due to lower Australian / New Zealand sales and significantly lower export selling prices, as well as some non-recurring costs.

Demand in Australia for packaging papers strengthened in the second half. Product mix remained less favourable than in the prior year, although the mix improved toward the end of the year.

Excess production was exported, predominantly into Asia, where selling prices were down significantly compared to the prior year due to an abundance of available product and the impact on Asian demand of reduced exports from the region to the USA.

In the period, 23% of sales volumes were outside Australia/New Zealand, compared to 17% in the prior year.

Maryvale 2 machine, which makes bag and sack papers, performed exceptionally well despite a major mechanical failure in June 2001. This machine is now back producing its full product range with excellent customer acceptance.

NEWS RELEASE

INVESTMENTS & OTHER

		12 mnths Jun 02	12 mnths Jun 01	Increase / Decrease
Sales Revenue	$m	260	469	(45)%
Operating Profit before Interest & Tax	$m	(22.8)	6.7	-

During the period the following businesses which are included under "Investments/Other" were divested:

- Australian Paper Plantations, effective 31/08/01;
- The business of Edwards Dunlop and Commonwealth Paper, effective 13/09/01.
- Amtrade Australia and New Zealand, effective 15/10/01 and Amtrade UK from 31/12/01.

Total funds released from these divestments were approximately $255 million. While the divestments were dilutionary to earnings in the 2001/02 year, contributing sales of $395 million and operating profit before interest and income tax of $23 million in 2000/01, these businesses were non-core or were required to be divested. PaperlinX's objective is to reinvest the funds in the higher returning, core business of paper merchanting.

The other businesses included in this segment are Stationery, Envelopes and Corporate Overheads.

PaperlinX's Australian Stationery business trades as Spicers Stationery, manufacturing and supplying a wide range of stationery products including envelopes to stationery stores, government, schools and businesses. The stationery business faced strong competition from imported products and domestic manufacturers. In March 2002 PaperlinX announced it was restructuring the envelope manufacturing business by closing its Queensland facility and rationalising production. This will result in a lower cost structure and improved profitability.

NEWS RELEASE

FINANCIAL POSITION

As a result of the proceeds from divestments, a constant focus on working capital and a strong cash flow, PaperlinX's balance sheet finished the year in a strong position. All financial ratios were within prudent levels and indicate the financial strength of the company. To move towards an optimal mix of debt funding, PaperlinX issued in February 2002 CAD$21 million of ten year unsecured bonds, CAD$49 million of 15 year unsecured bonds and USD$56 million of 15 year unsecured bonds in North America, at competitive fixed interest rates. These funds were used to repay existing borrowings in the USA and Canada.

To assist in funding the $377 million acquisition of Bunzl Fine Paper, PaperlinX has issued $175 million of equity in July and August 2002 (36.5 million shares). The remaining funds for the acquisition have come from existing bank debt facilities.

The balance sheet ratios remain strong following the acquisition of Bunzl Fine Paper and the subsequent equity raising which occurred in July. A summarised PaperlinX group statement of Financial Position is as follows:

		June 2002	June 2001
Current Assets	$m	1,001.9	1,206.5
Non current assets	$m	1,286.8	1,502.7
Total Assets	$m	2,288.7	2,709.2
Current Liabilities	$m	501.9	808.1
Non Current Liabilities	$m	573.7	723.4
Total Liabilities	$m	1,075.6	1,531.5
Shareholders Equity	$m	1,213.1	1,177.7
Key Balance Sheet Ratios			
Net Debt	$m	331.5	690.7
Net debt to net debt and shareholders equity	%	21.5	37.0
Net debt to shareholders equity	%	27.3	58.6
Net tangible assets per share	$	3.11	2.99

STATEMENT OF FINANCIAL PERFORMANCE

	PAPERLINX LIMITED AND CONTROLLED ENTITIES	
	12 months ended 30 June	
	2002 $m	2001 $m
SALES REVENUE	2,960.6	2,352.8
Operating Profit from Ordinary Activities before depreciation, amortisation, interest, significant items and income tax	285.9	263.7
Depreciation and amortisation	(72.8)	(63.3)
Net Interest Expense	(36.2)	(42.9)
Operating profit from Ordinary Activities before significant items and income tax	176.9	157.5
Income tax expense on Operating profit	(53.9)	(51.9)
OPERATING PROFIT/(LOSS) AFTER SIGNIFICANT ITEMS	123.0	105.6

OUTLOOK

With the initiatives undertaken in restructuring the merchanting business following the acquisitions of Spicers Paper, Coast Paper and L.P. Turgeon, and the focus on cost reductions and cash management, PaperlinX is well positioned to capitalise on a turnaround in economic conditions. As indicated at the interim results announcement, earnings for the next year will continue to be influenced by international economic conditions, especially those in North America.

The company has strong positions in its markets and remains focussed on its simple, clear strategy of sustaining strong and profitable regional Australasian paper manufacturing and merchanting businesses, while continuing to grow the international paper merchanting business in North America and Europe. A major step in this direction has been the acquisition on 1 July 2002 of Bunzl Fine Paper which operates in the UK and Ireland.

Following the equity raising associated with the acquisition of Bunzl Fine Paper, PaperlinX has retained the financial capacity to take advantage of growth opportunities which are consistent with its overall strategic direction.

For further information, please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: (03) 8540 2222

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: (03) 8540 2305
Ph: (0419) 838 059

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: (03) 8540 2302
Ph: (0407) 512 521

PaperlinX

Final Results 2001 / 2002

August 2002

PaperlinX

Economic Background

- Global economic slowdown
- Continuing weak business confidence
- Corporate collapses and investor confidence crisis
- Discretionary expenditure on promotion and advertising cut back
- Reduced demand for fine papers with consequent strong competition and adverse impact on margins
- Lower paper price volatility, low pulp prices

PaperlinX

Result Summary 2001 / 2002

- ✓ Strong and solid results in this period of weakness
- ✓ Rationalisation and cost reductions achieved
- ✓ Benefits of business mix remain obvious
- ✓ Good returns to shareholders, total return 29.5%
- ✓ Well positioned to take advantage of future economic recovery
- ✓ Clear strategic growth plan continues to be implemented

PaperlinX

Financial Highlights 2001 / 2002

- ✓ Revenue of $2,961m ⇧ 26%
- ✓ Profit before tax of $177m ⇧ 12%
- ✓ Net profit after tax of $123m ⇧ 16%
- ✓ Return on average funds employed of 12.7%
- ✓ Earnings per share of 38.2 cents ⇧ 2.7% on higher capital base

PaperlinX

Financial Highlights 2001 / 2002

✓ Final dividend of 14 cents per share, 75% franked, bringing the total for the year to 27 cents per share

✓ Share price up 19%, market capitalisation up 20% and share market liquidity significantly improved

PaperlinX

Operational Highlights 2001 / 2002

✓ Major restructuring of Australian paper merchants

✓ Restructuring of Spicers stationery and envelope businesses

✓ Acquisition of L.P. Turgeon (Quebec, Canada)

✓ US$100m long term note issue

✓ Announcement of acquisition of Bunzl Fine Paper (UK)

✓ Sale of Australian Paper Plantations

✓ Sale of Amtrade Chemical trading business

✓ Sale of Edwards Dunlop Paper and Commonwealth Paper Company

PaperlinX

Key Results - Operating Earnings



$m
200
150
100
50
0
12.3%
June 00
June 01
June 02

June 00*:	$120.5 million
June 01:	$157.5 million
June 02:	$176.9 million

**proforma*

Key Variances:

- Benefits from lower imported pulp costs and stable paper selling price
- Weaker Global and Australian economies dampened demand
- Lower domestic demand for Australian Paper products increased exports
- Impact of acquisitions and divestments

PaperlinX

Key Financial Statistics

		June 2002	June 2001		
Profit before interest, income tax, depreciation and amortisation	$m	285.9	263.7	↑	8%
Profit before interest and income tax	$m	213.1	200.4	↑	6%
Profit after tax, before goodwill amortisation	$m	133.3	110.3	↑	21%
Profit after tax	$m	123	105.6	↑	16%
Earnings per share, before goodwill amortisation	cps	41.4	38.9	↑	6%
Earnings per share	cps	38.2	37.2	↑	2.7%
Return on average shareholders equity	%	10.2	9.7		
Net Interest cover	X	5.9	4.7		
PBITA / Average funds employed	%	13.3	12.1		
PBIT / Average funds employed	%	12.7	11.8		

PaperlinX

Financial Summary

		June 2002	June 2001
Dividend	cps	27.0	27.0
Dividend franking	%	87	100
Capital Expenditure (excluding acquisitions)	$m	66	49
Capital Expenditure (including acquisitions)	$m	90	373
Net tangible assets per share	$	3.11	2.99
Shareholders Equity (30 June)	$m	1,213	1,178
Net Debt	$m	332	691
Net Debt / Equity	%	27.3	58.6
Net Debt / Net Debt & Equity	%	21.5	37.0
Cash Flow from Operations	$m	339.4	197.3

PaperlinX

Other / Financial

		12 months Jun 02	12 months Jun 01	Change %
Sales Revenue	$m	260	469	(45)
Profit before Interest & Tax	$m	(23)	7	-

- Divested during period
  - Australian Paper Plantations (30/8/2001)
  - Edwards Dunlop and Commonwealth Paper (13/9/2001)
  - Amtrade Australia and New Zealand (15/10/2001)
  - Amtrade UK (31/12/2001)
- Retained Spicers Stationery and Envelopes
- Corporate Costs

PaperlinX

Australian Paper - Communication Papers

		12 months Jun 02	12 months June 01	Change %
Sales Revenue	$m	828	794	4
Profit before Interest & Tax	$m	135	97	39
Sales Volume	'000 tonnes	518	482	7
- Australia / New Zealand	%	80	91	


'000 tonnes
4%
600
500
400
300
200
100
0
Jun'00
Jun'01
Jun'02


$m
39%
140
120
100
80
60
40
20
0
Jun '00
Jun '01
Jun '02

PaperlinX

Australian Paper - Communication Papers

- Stable paper selling prices in Australia
- Imported pulp costs at cyclical lows in first half, rising late in second half
- Record production levels
- Higher export levels maintained profitably through the year
- Strong focus on operational excellence
- Leverage flexible and responsive service strength

PaperlinX

Australian Paper - Packaging Papers

		12 months Jun 02	12 months Jun 01	Change %
Sales Revenue	$m	285	275	4
Profit before Interest & Tax	$m	43	54	(20)
Sales Volume	'000 tonnes	357	341	5
- Australia / New Zealand	%	77	83	



'000 tonnes
SALES VOLUME
4%
400
300
200
100
0
Jun '00
Jun '01
Jun '02
One-off sale of inventory
$m
20%
70
60
50
40
30
20
10
0
Jun '00
Jun '01
Jun '02

PaperlinX

Australian Paper - Packaging Papers

- Amcor volumes down first half due to strike and lower market demand
- Higher export volume continues
- Lower export selling prices due to competitive Asian market condition
- Product mix improved in second half
- Maryvale number 2 paper machine back to full production

PaperlinX

Paper Merchanting and Distribution

		12 months Jun 02	12 months Jun 01	Change %
Sales Revenue	$m	2,220	1,399	59
Profit before Interest & Tax	$m	58	43	35
Sales Volume	'000 tonnes	1,090	705	55



'000 tonnes
59%
1200
1050
900
750
600
450
300
150
0
Jun' 00
Jun-01
Jun '02



$m
35 %
60
50
40
30
20
10
0
Jun '00
Jun '01
Jun '02

PaperlinX

Merchanting and Paper Trading

Australia

- Revenue up reflecting acquisition of Spicers Paper
- Major restructuring of Australian Merchants completed in first half
- Adverse impact of lower levels of demand and highly competitive market
- Margins impacted by product mix
- It appears we are at the bottom of economic cycle

PaperlinX

Merchanting and Paper Trading

New Zealand

- Slowing economic conditions and demand in second half
- Strong competitive position
- Full year benefits of restructuring in May 2001

Asia

- Weak economic conditions
- Focus on costs and productivity improves returns

PaperlinX

Merchanting and Paper Trading

North America

- Weaker economic conditions and demand persisted
- Increased volume and market share in a difficult market
- Margins under pressure from weaker prices, mitigated by productivity gains and cost reductions
- Greenfield in Kansas
- Acquisition of L.P.Turgeon (Quebec, Canada)

PaperlinX

PaperlinX

Strategy

PaperlinX

Australian Paper - Paper Manufacturing Strategy

- Maintain position as Australia's leading paper manufacturer
  - White communication papers (excluding newsprint)
  - High performance brown packaging papers
- Further product and machine optimisation
- Enhanced production efficiency
- Drive assets hard
- Maximise supply to Australia and New Zealand
- Export excess production

PaperlinX

Paper Merchanting Strategy

- Grow merchanting in selected regions
- Optimise returns from existing businesses
- Leading edge logistics and demand planning
- Deepen key supplier alliances

PaperlinX

Paper Merchanting Strategy

North America

- Grow business in selected regions - organic, greenfield, acquisition

Australia & New Zealand

- Maintain market position
- Maximise synergies

Asia

- Low key strategic development in regions with best medium to longer term opportunities
- Continue to drive down costs of current operations to improve productivity and returns

PaperlinX

Paper Merchanting Strategy

Europe - Bunzl Fine Paper

- Fair price for a good business
- Excellent returns despite weak economic environment
- Excellent management team
- Well structured with strong logistics systems
- Close cultural fit
- Opportunities for growth - organic and acquisition
- Platform to establish pan-European presence

PaperlinX

Strategy - Summary

- Consolidate on strong Australasian merchanting and manufacturing position
- Grow international merchanting
  - pursue North American growth opportunities
  - pursue European growth opportunities
  - improve Asian profits
- Develop key global supplier alliances
- Leverage on key strengths
  - leading edge logistics
  - e-commerce systems
  - customer relationship management

PaperlinX

Business Outlook

- Full year of benefits from Australian merchant restructuring
- Bunzl Fine Paper integration
- Growth of international merchants
- Imported pulp cost increases to be balanced by paper selling prices
- Increase in paper selling prices announced in July-September quarter
- Further Australian Paper operational gains
- Upside dependent on pace of strengthening economies over next 6 - 12 months
- Well positioned for future growth and economic recovery

PaperlinX

Management Contacts

- Managing Director - Ian Wightwick
  - Phone (613) 8540 2222
  - Fax (613) 8540 2255
  - email: ian.wightwick@paperlinx.com.au
- Chief Financial Officer - Darryl Abotomey
  - Phone (613) 8540 2305
  - Fax (613) 8540 2255
  - email: darryl.abotomey@paperlinx.com.au
- EGM Corporate and Investor Relations - David Shirer
  - Phone (613) 8540 2302
  - Fax (613) 8540 2291
  - email: david.shirer@paperlinx.com.au

PaperlinX

PaperlinX

This document is not a prospectus. It has been prepared solely for the purpose of information and does not constitute, nor is it intended to constitute, an offer or invitation to any person to buy or sell shares in PaperlinX Ltd. PaperlinX Ltd and its related entities and each of their respective directors, officers and agents (all, 'PaperlinX') have prepared the information contained in this document in good faith and have attempted to ensure that it is accurate at the time of preparation. However, no warranty is made as to the accuracy or reliability of any statements, estimates or opinions or other information contained in this document (any of which may change without notice) and, to the maximum extent permitted by law, PaperlinX disclaims all liability and responsibility for any direct or indirect loss or damage which may be suffered by any recipient through relying on anything contained in or omitted from this document.

PaperlinX strongly advises any reader to make their own enquiries and to seek independent professional advice before making any investment decisions.

PaperlinX Limited
307 Ferntree Gully Rd, Mt Waverley, Victoria 3149, Australia
ABN 70 005 146 350

PaperlinX

Attention ASX Company Announcements Platform.
Lodgement of Open Briefing.

PaperlinX

open briefing

corporatefile.com.au

PaperlinX Limited
307 Ferntree Gully Road
Mt Waverley, Victoria 3149

Date of Lodgement : 16-Aug-2002

Title : Open Briefing. PaperlinX. MD on 16% Profit Growth.

corporatefile.com.au
PaperlinX Limited reported a net profit of $123.0 million for the year ended June 2002, up 16 percent from the previous year. EBIT was up 6 percent to $213.1 million. Broadly, what were the drivers of your profit growth?

MD Ian Wightwick
We successfully offset the dilutionary impact of our divestment of the Edwards Dunlop, Commonwealth Paper, plantation and chemical trading businesses with contributions from our acquisitions. We achieved the projected cost restructuring, bringing our costs down and driving down our working capital. Our merchants performed exceptionally strongly relative to others in the sector, both here in Australia, and in Asia and North America.

In the Australian Paper manufacturing sector, we had record production rates and therefore low cost and high efficiency. We were also helped by the low Australian dollar, which meant we could successfully export all the product we couldn't sell in Australia and New Zealand.

Another profit driver was pulp prices – import pulp costs were low and our own pulp manufacturing continued to be cost effective – and that paper prices didn't collapse with the lower pulp prices. And profit also continued to be driven by our emphasis on product development, particularly in the packaging area.

Given that for virtually the whole of 2002 we had pretty tough economic conditions in most of our markets, with lower demand for printing and publishing papers, we believe the results were excellent in all businesses and in all regions, each of which was profitable.

corporatefile.com.au
PaperlinX's EPS was 38.2 cents, up 3 percent from the previous year reflecting a higher capital base as a result of the Spicers acquisition in January 2001. What's the outlook for earnings and EPS for the current year ending June 2003?

MD Ian Wightwick
We're not issuing any forecasts ourselves, but we're comfortable with the current range of analyst forecasts, discounting the extremes. Earnings will depend on the general level of economic performance in North America, the UK and Australasia. If we see a pick-up in confidence, we'd expect to be higher in the forecast range. If we see further depressed activity or stay where we are, earnings won't be as high in the range.

corporatefile.com.au
You acquired UK paper merchant Bunzl Fine Paper (BFP) on July 1, 2002 as a beachhead in European paper merchanting. How has BFP's performance compared with expectations so far and what's the outlook for the current year?

MD Ian Wightwick
Clearly it's early days. But we're exceptionally pleased with the performance against BFP's internal expectations and although BFP acknowledges that Europe, as with most markets, is tight, it's looking to deliver in line with our forecasts.

corporatefile.com.au
What opportunities do you see for BFP in the current environment and how do you propose to develop your European merchanting operations?

MD Ian Wightwick
Firstly, there are opportunities for small bolt-on acquisitions in the UK market. BFP has a market share of around 14 percent in the UK and is quite well represented geographically, with a very good structure, good management and good systems. And there's a number of small companies in the UK that could offer synergy benefits for us.

More importantly, BFP gives us the opportunity to grow our presence in Continental Europe, and thereby get some synergies with the UK platform. There's a lot of potential restructuring activity in the sector in Europe and it's certainly our strategy to look hard at the opportunities there, be they acquisitions, joint ventures or whatever. BFP has certainly raised our profile in Europe, and we've been contacted by a number of people since the acquisition.

corporatefile.com.au
The BFP acquisition was partially funded via your recent placement and a share purchase plan offered to private investors, which together raised about $175 million. PaperlinX's gearing stood at 27.3 percent at the end of June. Are you adequately funded to pursue expansion by acquisition?

MD Ian Wightwick

Yes. Our balance sheet remains strong after the acquisition. For example, we'd have the capability today to buy something at least the size of BFP without having to go back to the market, should such an opportunity come up.

We felt the recent equity raising was appropriate given the size of BFP. What we wanted to do was leave our balance sheet structured in such a way that if for example, we make a couple of bolt-on acquisitions, we don't end up stretching it.

corporatefile.com.au

There's some concern among investors that you're pursuing acquisitions too aggressively and that the model of building a business as an independent, international paper merchant is not yet proven. Do you believe these concerns are justified?

MD Ian Wightwick

I would absolutely reject those assertions. As we've stated before, we've set ourselves extraordinarily strict guidelines relating to return targets and risk in pursuing our growth strategy. We're looking for well run businesses that are already performing well, have a wide customer base, good systems, good people and the ability to reach our financial targets.

If you look at where we are after the BFP and North American acquisitions, it can hardly be said we've been aggressive. In each of the European and North American markets we've got a share of only about 3 percent. If we were very dominant in those markets and aggressively pursuing further growth, you might question our ability to retain market share. But with 3 percent of the market, we have lots of opportunities.

On concerns about the independent merchant model, it's not a new concept. Spicers has been an independent merchant for years and was certainly not influenced by the 41 percent shareholding we owned at the time. I believe independence is a significant advantage. One of the reasons we're doing so well in the US is that we're not allied to a paper company. We're not bound to one particular range of products and can choose the best products to represent to printers, to publishers, designers and graphic designers.

The major paper suppliers also support the independent model, even those who have a merchanting operation. They know they've got to have their products represented by independents. And at the same time, most of the suppliers are under pressure to pursue scale in their manufacturing operations and get their production costs down. They're not set up for the detailed logistics of merchanting.

corporatefile.com.au

Merchanting and Paper Trading generated EBIT of $57.9 million in 2002, up from $43.0 million previously. EBIT margin fell to 2.6 percent from 3.0 percent previously. To what extent do the lower margins reflect lower paper prices and what's the outlook for prices and margins in the current year?

MD Ian Wightwick
Lower prices certainly squeezed margins, even though they held up relatively well compared with past downturns in the demand cycle. Yet our merchants were profitable in all areas and the margins of some were at the top end of merchants worldwide.

The outlook is somewhat more positive in Australia. Two of our competitors have recently announced price increases and our merchants won't be far behind them, reflecting price increases from most of our overseas suppliers and Australian Paper, who's in the process of increasing prices. We'd expect to see margins improve for our Australian merchants as the price increases take effect in the next one to two months.

Overseas, the outlook for margins depends very much on the economy. The US is still patchy. And until the economy and demand pick up there, we don't foresee any major opportunity for stronger prices in coated papers, the key product segment. In the UK and Europe, a major competitor announced price increases in May, which BFP followed, and to a large extent those increases have held. There are signs that these economies could pick up later in the financial year and while we don't see any immediate opportunity for further increases in prices, we certainly don't foresee any dramatic fall.

corporatefile.com.au
EBIT from your North American merchanting operations rose to $19.7 million from $10.1 million previously, reflecting geographic expansion in the US and the acquisition of Canadian paper merchants Coast Paper in May 2001 and LP Turgeon in April 2002. EBIT margin fell to 2.1 percent from 2.4 percent. What factors will drive growth in your market share in North America going forward and can you continue to grow market share without further eroding margins?

MD Ian Wightwick
It's important to say we haven't set out to achieve market share growth by being a price cutter. We're not driving just for market share per se. We're driving for returns. Obviously returns will come from growing our business as long as we're able to get the synergies and benefits through to the bottom line. Ultimately, growth is important but it's all about doing it profitably.

And we've grown organically as well as through acquisition. For example, we started a merchanting business from scratch in Kansas City that's had great growth and while it started with a low base of sales, we had a very low cost of entry. We believe we've been able to win market share at our competitors' expense because a number of the major publishers and printers value our independence and the wide range of papers, both domestic and offshore, we offer. Spicers, the brand under which our North American merchants operate, is the quintessential customer-focused merchant. It has a reputation for reliability and rapid, customised service.

corporatefile.com.au
How would you characterise the current trading environment in merchanting in the Australian and New Zealand markets and how do you expect it to be affected by recent consolidation in the sector?

MD Ian Wightwick
We need to see more business confidence to return to more normal levels of demand, particularly in the area of promotions and advertising. We do see some very early signs of recovery. There are good bookings for the months ahead in the web-fed publishing area, which is usually the early-cycle leader in demand for high-value coated paper for magazines and more expensive promotional activity.

Industry consolidation should see a drive to seek better returns from investments. And the price increases just announced could be a reflection of that. In our view, there's more potential for consolidation in the sector. All of which should drive a more rational market.

corporatefile.com.au
The Australian Paper communication papers manufacturing business booked EBIT of $134.8 million in 2002, up from $97.2 million in the previous year. What's the outlook for earnings in the current year and how might they be affected by recent increases in pulp prices?

MD Ian Wightwick
Pulp price increases will raise some of our costs. But don't forget we make 70 percent of our own raw material, and only import 30 percent. As I said earlier, Australian Paper has announced price increases, of 3 to 5 percent, mainly for uncoated offset papers and copy paper, and will look to increase coated paper prices in the current year. Obviously, pulp prices can't continue to rise unless world demand takes off, so with the paper price increases and the maintenance of the export markets we developed last year, we don't see any major threat to the profitability of the communications paper sector.

corporatefile.com.au
The Australian Paper packaging papers business was affected by industrial trouble at its main client, Amcor, in the first half but recovered to some degree in the second half, reporting a full-year EBIT of $43.2 million, down 20 percent. What's the outlook for packaging papers for the current year?

MD Ian Wightwick
The outlook's for improved conditions going forward. We've seen a drive in the distribution chain for packaging that more effectively withstands the rigours of handling. And our products are right in the sweet spot of that, with high strength and low basis weights. And there's every sign those trends will continue as we go forward.

On top of that, in the third quarter of 2003 we'll install a new semi-extensible sack kraft paper unit supplying paper for multiwall sacks, not only for cement, which is the traditional use, but also for high performance packaging suitable for food contact, a market Australian Paper is developing. There's growing demand for this

product in Australia and New Zealand and particularly in Southeast Asia, where we see export opportunities at excellent prices.

corporatefile.com.au
PaperlinX paid a 75 percent-franked final dividend of 14 cents per share, unchanged from the previous year. The full-year dividend payment was 27 cents, unchanged, and equivalent to a payout ratio of 71 percent. What's the outlook for dividends and franking for the current year?

MD Ian Wightwick
With our earnings growing offshore, our dividends will continue to be less then fully franked. But the exact amount of franking will depend on how well we do in the various regions. That aside, we don't foresee any dramatic changes in our payment policy as we go forward.

corporatefile.com.au
Thank you Ian.

For previous Open Briefings with PaperlinX, view www.corporatefile.com.au

For more information about PaperlinX, view www.paperlinx.com.au

Rule 3.19A.2

FILE NO. 82-5061

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Darryl Gregor Abotomey
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Shares allotted on 8 August 2002 as advised by letter dated 14 August 2002.
No. of securities held prior to change	38,268
Class	Fully paid ordinary shares
Number acquired	300
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.80 per share
No. of securities held after change	38,568
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to the Share Purchase Plan offer made by PaperlinX Limited on 9 July 2002 to all Australian and New Zealand shareholders.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

FILE NO. 82-5061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Frank Guy
Date of last notice	8 January, 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Shares allotted on 8 August 2002 as advised by letter dated 14 August 2002.
No. of securities held prior to change	42,519
Class	Fully paid ordinary shares
Number acquired	460
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.80 per share
No. of securities held after change	42,979
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to the Share Purchase Plan offer made by PaperlinX Limited on 9 July 2002 to all Australian and New Zealand shareholders.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

FILE NO. 82-5061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Barry James Jackson
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Shares allotted on 8 August 2002 as advised by letter dated 14 August 2002.
No. of securities held prior to change	25,000
Class	Fully paid ordinary shares
Number acquired	460
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.80 per share
No. of securities held after change	25,460
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to the Share Purchase Plan offer made by PaperlinX Limited on 9 July 2002 to all Australian and New Zealand shareholders.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

FILE NO. 82-5061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Edward Meiklejohn
Date of last notice	8 January, 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Shares allotted on 8 August 2002 as advised by letter dated 14 August 2002.
No. of securities held prior to change	46,297
Class	Fully paid ordinary shares
Number acquired	460
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.80 per share
No. of securities held after change	46,757
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to the Share Purchase Plan offer made by PaperlinX Limited on 9 July 2002 to all Australian and New Zealand shareholders.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

FILE NO. 82-5061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Acquired by Scheinkestel Superannuation Pty Limited as trustee of the Scheinkestel Superannuation Fund in which Nora Lia Scheinkestel has a beneficial interest and by Providencia Investments Pty Ltd. in which Nora Lia Scheinkestel has a beneficial holding, pursuant to the Share Purchase Plan offer made by PaperlinX Limited on 9 July 2002 to all Australian and New Zealand shareholders.
Date of change	Shares allotted on 8 August 2002 as advised by letter dated 14 August 2002.
No. of securities held prior to change	16,010 – Scheinkestel Superannuation Pty Limited, and 2,000 – Providencia Investments Pty Limited
Class	Fully paid ordinary shares
Number acquired	460 – Scheinkestel Superannuation Pty Ltd, and 460 Providencia Investments
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.80 per share

+ See chapter 19 for defined terms.

No. of securities held after change	16,470; Scheinkestel Superannuation Pty Ltd 2,460 Providencia Investments Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to the Share Purchase Plan offer made by PaperlinX Limited

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder ***(if issued securities)***	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

FILE NO. 82-5061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Anthony Walsh
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Shares allotted on 8 August 2002 as advised by letter dated 14 August 2002.
No. of securities held prior to change	5,000
Class	Fully paid ordinary shares
Number acquired	460
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.80 per share
No. of securities held after change	5,460
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to the Share Purchase Plan offer made by PaperlinX Limited on 9 July 2002 to all Australian and New Zealand shareholders.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

FILE NO. 82-5061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Robert Waterworth
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Shares allotted on 8 August 2002 as advised by letter dated 14 August 2002.
No. of securities held prior to change	121,554
Class	Fully paid ordinary shares
Number acquired	460
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.80 per share
No. of securities held after change	122,014
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to the Share Purchase Plan offer made by PaperlinX Limited on 9 July 2002 to all Australian and New Zealand shareholders.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

FILE NO. 82-5061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian McClure Wightwick
Date of last notice	8 January, 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Shares allotted on 8 August 2002 as advised by letter dated 14 August 2002.
No. of securities held prior to change	148,336
Class	Fully paid ordinary shares
Number acquired	460
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.80 per share
No. of securities held after change	148,796
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to the Share Purchase Plan offer made by PaperlinX Limited on 9 July 2002 to all Australian and New Zealand shareholders.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

FILE NO. 82-5061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lindsay James Yelland
Date of last notice	25 February 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Acquired by spouse, Suzanne Jeanette Yelland, pursuant to the Share Purchase Plan offer made by PaperlinX Limited on 9 July 2002 to all Australian and New Zealand shareholders.
Date of change	Shares allotted on 8 August 2002 as advised by letter dated 14 August 2002.
No. of securities held prior to change	11,000
Class	Fully paid ordinary shares
Number acquired	460 + 460 (spouse acquired)
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.80 per share
No. of securities held after change	11,920
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to the Share Purchase Plan offer made by PaperlinX Limited

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

FILE NO. 82-5061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of last notice	19 August, 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Acquired by Scheinkestel Superannuation Pty Limited as trustee of the Scheinkestel Superannuation Fund in which Nora Lia Scheinkestel has a beneficial interest.
Date of change	Monday, 19 August, 2002
No. of securities held prior to change	16,470 – Scheinkestel Superannuation Pty Limited, and 2,460 – Providencia Investments Pty Limited
Class	Fully paid ordinary shares
Number acquired	5,770
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.14 per share
No. of securities held after change	22,240 Scheinkestel Superannuation Pty Ltd 2,460 Providencia Investments Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Paperlinx Limited

ACN/ARSN:

1. Details of substantial holder (1)

Name: ING Australia Holdings Limited (and companies shown on Appendix A)

ACN/ARSN (if applicable): 008 459 596

The holder became a substantial holder on 22 /08 /2002

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary share	20332412	20332412	5.66%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Refer Annexure B		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Refer Annexure B			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Refer Annexur C				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Refer Annexure B	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer Annexure B	

Signature

print name S S ROUVRAY capacity SECRETARY

sign here [signature] date 26 / 08 / 2002

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

This is Annexure A of 5 pages referred to in the Form 603 Notice of Initial Substantial Holder signed by me and dated 26 August 2002.

Name: Steve Rouvray

Capacity: Company Secretary

Signature

Dated: 26-08-2002

The address for each company listed below is Level 13, 347 Kent Street, Sydney, NSW, unless otherwise stated.

COMPANY NAME	ACN
ING GROEP NV and each of its subsidiaries and controlled entities including the following companies:	
52 PHILLIP STREET PTY LTD	000 197 455
ABIFORM PTY LIMITED	003 981 771
ACT DIRECT INVESTMENT PTY LIMITED	003 318 330
ADVISOR INVESTMENT SERVICES LIMITED	009 585 255
ADVISER LENDING SERVICES PTY LIMITED (FORMERLY MERCANTILE MUTUAL LEASING PTY LIMITED)	009 860 057
AIBGEE PTY LIMITED (FORMERLY ASSOCIATED INSURANCE BROKERS GEELONG PTY LTD) *(under external administration)*	006 821 674
AMFAS PTY LIMITED	005 720 427
ANZ GENERAL INSURANCE PTY LIMITED	072 892 365
ANZ INSAGE PTY LIMITED	099 665 648
ANZ LIFE ASSURANCE COMPANY LIMITED	008 425 652
ANZ MANAGED INVESTMENTS LIMITED	004 392 269
ARMSTRONG JONES LIFE ASSURANCE PTY LIMITED	004 885 849
ARMSTRONG JONES MANAGEMENT PTY LIMITED	008 947 840
ARMSTRONG JONES PORTFOLIO MANAGEMENT PTY LTD	008 900 409
ARMSTRONG JONES PROJECT MANAGEMENT PTY LTD	009 131 088
ARMSTRONG JONES PTY LTD	008 781 511
ATHELAS PTY LIMITED	008 638 622
AUSTADVISERS FINANCIAL SERVICES LIMITED	006 226 777

COMPANY NAME	ACN
AUSTBROKERS HOLDINGS LIMITED	000 000 715
AUSTBROKERS INVESTMENTS PTY LIMITED	075 777 669
AUSTBROKERS PTY LIMITED	005 541 266
AUSTBROKERS UNDERWRITING SERVICES PTY LIMITED	084 808 819
AUSTPLANNERS ASSET MANAGEMENT PTY LIMITED	005 757 817
AUSTRALIAN COMMUNITY INSURANCE PTY LIMITED	003 243 589
AUSTRALIAN GENERAL INSURANCE PTY LIMITED	006 007 334
AUSTSERVICES PTY LIMITED	059 421 304
AUSVEST PORTFOLIO SERVICE PTY LIMITED	003 318 312
BLEAKLEYS LIMITED	002 102 356
CLERDEW PTY LIMITED	003 771 702
COVERFORCE PTY LIMITED	067 079 261
DAVIDSON HUGHES DEVELOPMENTS PTY LTD	005 752 910
DENARVAL PTY LTD	061 968 090
DE RUN SECURITIES PTY LTD	084 086 984
DINAFORE PTY LIMITED	008 646 277
DOMAIN DEVELOPMENT PTY LIMITED	010 689 737
ERINBOA PTY LIMITED	003 860 231
FINANCIAL FACTS PTY LTD	006 501 293
FINANCIAL PLANNING HOTLINE PTY LIMITED	000 895 269
FINSURA INSURANCE MANAGEMENT SERVICES PTY LTD	003 315 651
FINANCIAL INVESTMENT NETWORK GROUP PTY LIMITED	003 790 609
HEINE ADMINISTRATION SERVICES PTY LIMITED	007 257 794
HEINE ASSET MANAGEMENT PTY LIMITED	072 656 798
HEINE COMPUTER SERVICES PTY LTD	006 819 727
HEINE FUNDS MANAGEMENT PTY LIMITED	061 851 983
HEINE MANAGEMENT PTY LIMITED	006 475 449
HEINE MORTGAGE ADMINISTRATION PTY LIMITED	077 516 995
HEINE MORTGAGE MANAGEMENT PTY LTD	006 784 032

SYDWORKDOCS\3551\3011202.1

COMPANY NAME	ACN
HEINE PROPERTY MANAGEMENT PTY LTD	006 874 639
HEINE SECURITIES PTY LIMITED	072 656 752
INDUSTRY RETIREMENT PTY LIMITED	004 585 086
ING ADMINISTRATION PTY LIMITED (FORMERLY MERCANTILE MUTUAL FUNDS MANAGEMENT AUSTRALIA PTY LIMITED)	008 947 831
ING AUSTRALIA HOLDINGS LIMITED	008 459 596
ING AUSTRALIA LIMITED	000 000 779
ING BANK (AUSTRALIA) LIMITED	000 893 292
ING BANK NV	
ING CUSTODIANS PTY LIMITED	008 508 496
ING FUNDS MANAGEMENT LIMITED	003 002 800
ING INDUSTRIAL CUSTODIAN PTY LTD	081 823 743
ING INVESTMENT MANAGEMENT LIMITED	003 731 959
ING LIFE AUSTRALIA HOLDINGS PTY LIMITED	099 145 552
ING LIFE HOLDINGS LIMITED	099 127 321
ING LIFE LIMITED	009 657 176
ING MANAGEMENT LIMITED	006 065 032
ING INSURANCE INTERNATIONAL BV	
ING OFFICE CUSTODIAN PTY LTD	090 814 645
ING PRIVATE CAPITAL PTY LIMITED	009 206 857
ING VERZEKERGINGEN NV	
INSURANCE BROKER HOTLINE PTY LTD	076 731 514
INTEGRATED NETWORKS PTY LIMITED	003 319 319
LELEQUE PTY LIMITED	064 817 152
LYNX FINANCIAL SERVICES PTY LTD	004 937 704
M.A.F.G. PTY LIMITED	000 003 823
MERCANTILE EQUITIES PTY LIMITED	001 151 720
MERCANTILE MUTUAL FINANCIAL SERVICES PTY LIMITED	000 006 057
MERCANTILE MUTUAL INSURANCE (AUSTRALIA) LIMITED	000 456 799

SYDWORKDOCS\3551\3011202.1

COMPANY NAME	ACN
MERCANTILE MUTUAL INSURANCE (N.S.W. WORKERS COMPENSATION) PTY LIMITED	003 069 403
MERCANTILE MUTUAL INSURANCE (S.A. WORKERS COMPENSATION) LIMITED	068 769 497
MERCANTILE MUTUAL INSURANCE (WORKERS COMPENSATION) LIMITED	000 007 072
MERCANTILE MUTUAL INSURANCE EQUITIES PTY LIMITED	001 160 809
MERCANTILE MUTUAL WORKSURE LIMITED	060 159 757
MML PROPERTIES PTY LIMITED	005 403 841
NAGATA PTY LTD	003 337 451
NNA PTY LIMITED	061 787 853
OPTIMIX INVESTMENT MANAGEMENT LIMITED (FORMERLY AUSTRALIAN PORTFOLIO MANAGERS LIMITED)	006 790 629
OXLEY INSURANCE BROKERS PTY LTD	003 010 151
PACIFIC MUTUAL AUSTRALIA PTY LIMITED	009 093 109
PARTNERSHIP PLANNING BROKER SERVICES LIMITED	000 574 970
PARTNERSHIP PLANNING LIMITED	009 554 189
POSTBANK AUSTRALIA PTY LIMITED trustee for Postbank Equity Trust	008 647 185
PRIME CREDIT PROPERTY FINANCE LIMITED	064 546 890
PROSAFE INVESTMENTS PTY LIMITED	000 585 491
QBE MERCANTILE MUTUAL LIMITED	087 142 569
QBE/MERCANTILE MUTUAL MARINE UNDERWRITING AGENCY PTY LIMITED	003 472 571
RETIREINVEST (NO. 2) PTY LIMITED	006 181 746
RETIREINVEST (NO. 3) PTY LIMITED	002 920 541
RETIREINVEST PTY LIMITED	001 774 125
STANLEY G. PLANTZOS INSURANCE BROKERS PTY LTD	000 613 221
SUPER CONCEPTS PTY LTD	007 437 907
SUPER SOLUTIONS PTY LTD	002 966 341
TRENORTH PTY LIMITED	006 732 243
UNION INVESTMENT COMPANY PTY LIMITED	004 084 879

SYDWORKDOCS\3551\3011202.1

COMPANY NAME	ACN
VANDENBERGH FINANCIAL SERVICES PTY LIMITED	098 970 800
VENTURE CAPITAL PARTNERS (NOMINEES NO. 1) PTY LIMITED	082 834 900
VENTURE CAPITAL PARTNERS PTY LIMITED	079 575 689
WESTERN UNITED BENEFIT PLANNERS PTY LTD	009 153 397
WESTERN UNITED INSURANCE BROKERS (AUST) PTY LTD	004 848 060
WESTERN UNITED INSURANCE BROKERS (W.A.) PTY LTD	008 987 675
WESTERN UNITED INSURANCE BROKERS PTY LTD	007 698 062
WISE FINANCIAL SERVICES PTY LTD	003 608 268

SYDWORKDOCS\3551\3011202.1

ANNEXURE "B"

HOLDER OF RELEVANT INTEREST	NATURE OF RELEVANT INTEREST	REGISTERED HOLDER OF SHARFS	PERSON ENTITLED TO BE REGISTERED AS HOLDER	NUMBER OF ORDINARY SHARES	ASSOCIATION WITH SUBSTANTIAL SHAREHOLDER
INGIM	Investment Manager	AMP as Custodian for Workers Compensation	N/A	512,164	Related Company
ING LIFE	Beneficial Owner	ING LIFE	N/A	7,715,550	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Tax Effective Income Fund	N/A	395,509	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Active Growth Trust	N/A	97,967	Related Company
INGIM	Investment Manager	Chase Manhattan Bank Custodian for Blue Chip Imputation Trust	N/A	1,013,823	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Emerging Companies Trust Fund	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Resources Opportunity Trust	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Small Companies Growth Trust Fund	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Wholesale Emerging Companies Trust	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Sustainable Investment Wholesale Australia Share Trust	N/A	44,662	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Pooled Australia Share Fund	N/A	3,381,511	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Pooled Property Fund	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Small Companies Pool	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Blue Chip Pool	N/A	283,554	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services Limited for Qantas Staff Superannuation Fund	N/A	838,890	Related Company
INGIM	Investment Manager	AMP as Custodian for Australian Business Limited	N/A	0	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services Limited for Aust. Portfolio Managers	N/A	287,441	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services Limited for Brisbane City Council Superannuation Plan	N/A	0	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services Limited for COSAF	N/A	262,794	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Forsyth Foundation Fund	N/A	0	Related Company

INGIM	Investment Manager	AMP as Custodian for General & Cologne Australian Equities	N/A	0	Related Company
INGIM	Investment Manager	National Nominees Limited Custodian for Govt Employees Super Fund	N/A	0	Related Company
INGIM	Investment Manager	AMP as Custodian for Non Government Schools Super Fund	N/A	157,275	Related Company
INGIM	Investment Manager	Chase Manhattan Bank Custodian for Sydney Diocesan Superannuation Fund	N/A	41,160	Related Company
INGIM	Investment Manager	Premier as Custodian for AJNZ	N/A	65,280	Related Company
INGIM	Investment Manager	National Australia Bank for Rio Tinto Superanuation Fund	N/A	0	Related Company
INGIM	Investment Manager	AMP as Custodian for APSP Pooled Superannuation Trust	N/A	0	Related Company
INGIM	Investment Manager	Permanent Trustee Company Limited for AM Investment Trust	N/A	352,769	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Queensland Local Government Superannuation	N/A	394,006	Related Company
INGIM	Investment Manager	National Nominees Limited for Fiji National	N/A	0	Related Company
INGIM	Investment Manager	National Nominees Limited for Medical Benefits Fund	N/A	0	Related Company
INGIM	Investment Manager	National Australia Bank for Timber Industry Superannuation Scheme	N/A	69,793	Related Company
INGIM	Investment Manager	National Australia Bank for Alcoa Retirement Plan	N/A	151,898	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Sisters Of Charity	N/A	6,090	Related Company
INGIM	Investment Manager	ANZ Custodian Services Accident Compensation Corporation Of New Zealand (ACC)	N/A	0	Related Company
INGIM	Investment Manager	Citicorp Nominees Pty Limited CFISL Aust Share5	N/A	195040	Related Company
INGIM	Investment Manager	ANZ Managed Investments Limited	N/A	4,065,236	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
				20,332,412	

INGIM	INGIM	
INGIM	ING Investment Management Limited (Formerly Mercantile Mutual Investment Management Limited))	Level 13, 347 Kent Street, Sydney NSW 2001
ING LIFE	ING Life Insurance Company Limited (Formerly Mercantile Mutual Life Insurance Company Limited))	
INGFM	ING Funds Management (Formerly Mercantile Mutual Funds Management Limited))	
AMP	AMP Nominees Pty Ltd PO Box R208 Royal Exchange NSW 1225	
Citibank	Citicorp Nominees Pty Ltd GPO Box 764G Melbourne VIC 3001	
Chase	Chase Manhattan Nominees Limited Locked Bag 7 Royal Exchange Sydney NSW 2001	
ANZ	ANZ Custodian Services PO Box 2842AA Melbourne VIC 3001	
AJ New Zealand	Premier Nominees Limited No. 1 Account C/- Armstrong Jones (New Zealand) Limited PO Box 7149 Wellesley Street Auckland 1036 New Zealand	
CBA Custodial Services	CBA Custodial Services C/- Commonwealth Custodial Services Pty Ltd PO Box 4122 Sydney NSW 2001	

National Nominees	National Nominees Limited Level 5 South 271 Collins Street Melbourne VIC 3000
Permanent Trustee	AM Trusteeship Services Limited C/- Permanent Trustee Company Limited GPO Box 4270 Sydney NSW 2001
ANZ Managed Investments Limited	ANZ Managed Investments Limited C/- ANZ Nominees GPO Box 2842AA Melbourne VIC 3001

This is the annexure marked "B" of 4 pages referred to in Form 603 initial substantial shareholder signed by me on: 26-08-02

S.S. Rouvray
Secretary

ANNEXURE "C"			
Holder of Relevant Interest	Date of acquisition Sale	Ordinary Shares Purchased (Sold)	Condsideration
INGIM	22/08/2002	7,400	35,520
INGIM	21/06/2002	15,000	78,300
INGIM	22/08/2002	12,000	57,600
INGIM	1/07/2002	8,000	38,916
INGIM	21/06/2002	30,000	156,600
INGIM	22/08/2002	19,200	92,160
INGIM	21/06/2002	30,000	156,600
INGIM	22/08/2002	30,500	146,400
INGIM	7/08/2002	35,000	173,250
INGIM	21/06/2002	50,000	261,000
INGIM	22/08/2002	35,300	169,440
INGIM	21/06/2002	55,000	287,100
INGIM	22/08/2002	37,700	180,960
INGIM	21/06/2002	75,000	391,500
INGIM	9/08/2002	8,318	40,758
INGIM	7/08/2002	3,000	14,850
INGIM	30/07/2002	14,000	70,215
INGIM	26/06/2002	44,218	231,260
INGIM	12/08/2002	5,000	24,988
INGIM	26/06/2002	23,875	124,866
INGIM	9/08/2002	-8,318	40,758
INGIM	27/06/2002	6,000	28,791
INGIM	26/06/2002	96,564	505,029
INGIM	22/08/2002	25,900	124,320
INGIM	25/06/2002	-1,914	10,183
INGIM	24/06/2002	-403	2,129
INGIM	21/06/2002	-5,841	30,279
INGIM	31/05/2002	83,891	450,431
INGIM	22/08/2002	2,200	10,560
INGIM	8/08/2002	1,500	7,402
INGIM	28/05/2002	7,304	39,217
INGIM	22/08/2002	310	14,880
INGIM	21/06/2002	-2,200	11,484
INGIM	28/05/2002	10,029	53,848
INGIM	22/08/2002	11,400	54,720
INGIM	2/07/2002	5,000	24,274
INGIM	21/06/2002	-9,600	50,112
INGIM	28/05/2002	36,880	198,017
INGIM	22/08/2002	3,900	18,720
INGIM	21/06/2002	-2,000	10,440
INGIM	28/05/2002	12,743	68,420
INGIM	22/08/2002	62,300	299,040
INGIM	25/06/2002	-4,324	23,005
INGIM	24/06/2002	-911	4,813
INGIM	21/06/2002	-13,201	68,434
INGIM	28/05/2002	200,512	1,076,599
INGIM	22/08/2002	227,400	1,091,520
INGIM	21/06/2002	-135,000	704,700
INGIM	4/06/2002	50,606	270,795
INGIM	28/05/2002	650,424	3,492,289

INGIM	22/08/2002	30,500	146,400
INGIM	21/06/2002	-13,000	67,860
INGIM	28/05/2002	88,775	476,655
INGIM	22/08/2002	43,000	206,400
INGIM	21/06/2002	-20,000	104,400
INGIM	4/06/2002	14,338	76,723
INGIM	28/05/2002	114,760	616,175
INGIM	22/08/2002	494,500	2,373,600
INGIM	12/07/2002	100,000	488,898
INGIM	11/07/2002	200,000	983,515
INGIM	26/06/2002	-164,657	861,156
INGIM	25/06/2002	-1,897	100,539
INGIM	24/06/2002	-3,978	21,018
INGIM	21/06/2002	-140,200	731,844
INGIM	21/06/2002	-57,686	299,044
INGIM	4/06/2002	147,583	789,724
INGIM	28/05/2002	1,397,746	7,504,848
INGIM	22/08/2002	142,000	681,600
INGIM	8/08/2002	-6,076	29,844
INGIM	7/08/2002	-5,924	29,206
INGIM	7/08/2002	-38,000	188,100
INGIM	27/05/2002	-78,242	420,015
INGIM	22/03/2002	-75,000	404,039
INGIM	15/02/2002	-19,484	105,964
INGIM	14/02/2002	70,000	388,500
INGIM	8/02/2002	50,000	259,629
INGIM	23/10/2001	-6,000	25,453
INGIM	22/10/2001	-10,000	42,490
INGIM	17/10/2001	30,000	128,087
INGIM	4/07/2001	-10,000	39,992
INGIM	6/06/2002	-10,000	41,256
INGIM	17/05/2001	65,000	273,543
INGIM	22/08/2002	18,000	86,400
INGIM	24/07/2002	-5,000	23,776
INGIM	5/06/2002	10,000	53,764
INGIM	27/05/2002	-15,866	85,171
INGIM	21/05/2002	-5,000	26,886
INGIM	15/02/2002	-2,908	15,814
INGIM	22/08/2002	42,000	201,600
INGIM	8/08/2002	-5,063	24,867
INGIM	7/08/2002	-4,937	24,338
INGIM	5/06/2002	20,000	107,529
INGIM	27/05/2002	-33,999	182,511
INGIM	21/05/2002	-25,000	134,430
INGIM	15/02/2002	-6,979	37,952
INGIM	22/08/2002	50,000	240,000
INGIM	27/05/2002	-26,360	141,504
INGIM	24/04/2002	171,400	903,278
INGIM	5/07/2002	2,030	10,139
INGIM	4/07/2002	2,030	10,099
INGIM	3/07/2002	2,030	9,875
INGIM	22/08/2002	18,000	86,400
INGIM	15/02/2002	-3,053	16,603
INGIM	18/01/2002	-18,753	72,429
INGIM	22/08/2002	92,000	441,600
INGIM	8/08/2002	-7,594	37,298
INGIM	7/08/2002	-7,406	36,510

INGIM	3/06/2002	29,000	156,240
INGIM	28/05/2002	15,000	79,195
INGIM	27/05/2002	-88,231	473,637
INGIM	21/05/2002	-40,000	215,088
INGIM	14/04/2002	-11,198	58,314
INGIM	16/04/2002	-3,845	20,352
INGIM	15/04/2002	-14,003	74,273
INGIM	12/04/2002	-15,417	82,534
INGIM	15/02/2002	-15,267	83,023
INGIM	22/08/2002	211,063	1,013,102
INGIM	16/07/2002	-118,798	578,546
INGIM	27/05/2002	-153,375	823,339
INGIM	6/05/2002	-100,000	524,153
INGIM	27/03/2002	-53,980	283,330
INGIM	26/03/2002	-40,867	211,508
INGIM	15/02/2002	-44,202	240,376
INGIM	22/08/2002	80,000	384,000
INGIM	8/08/2002	-12,657	62,165
INGIM	7/08/2002	-12,343	60,849
INGIM	13/06/2002	20,000	106,089
INGIM	27/05/2002	-82,018	440,284
INGIM	21/05/2002	-25,000	134,430
INGIM	15/02/2002	-13,086	71,163
INGIM	22/08/2002	57,000	273,600
INGIM	27/03/2002	-7,500	39,308
INGIM	26/03/2002	-7,500	39,149
INGIM	18/02/2002	-40,000	215,977
INGIM	15/02/2002	-11,341	61,673
INGIM	4/02/2002	-20,000	102,300
INGIM	22/08/2002	33,000	158,400
INGIM	18/02/2002	-10,000	53,833
INGIM	15/02/2002	-5,525	30,045
INGIM	4/02/2002	-8,000	40,731
ING LIFE	22/08/2002	45,000	216,000
ING LIFE	31/07/2002	12,500	62,591
ING LIFE	30/07/2000	12,500	62,726
ING LIFE	27/05/2002	-67,579	362,774
ING LIFE	23/05/2002	-25,000	132,095
ING LIFE	15/02/2002	-9,887	53,766
ING LIFE	22/08/2002	162,000	777,600
ING LIFE	31/07/2002	25,000	125,183
ING LIFE	30/07/2002	25,000	125,452
ING LIFE	27/05/2002	-45,669	245,158
ING LIFE	15/02/2002	-35,768	194,510
ING LIFE	22/08/2002	1,444,700	6,934,560
ING LIFE	25/06/2002	-104,865	557,922
ING LIFE	24/06/2002	-22,077	1,166,487
ING LIFE	21/06/2002	-320,114	1,659,474
ING LIFE	27/05/2002	-1,253,662	6,729,845
ING LIFE	17/04/2002	-40,666	213,496
ING LIFE	5/04/2002	-100,000	531,420
ING LIFE	27/03/2002	-53,785	282,307
ING LIFE	15/02/2002	-260,702	1,417,730
ING LIFE	14/02/2002	-223,000	1,237,534

ING LIFE	13/02/2002	-223,000	1,211,323
ING LIFE	22/08/2002	355,000	1,704,000
ING LIFE	25/06/2002	-23,784	126,540
ING LIFE	24/06/2002	-5,007	26,455
ING LIFE	21/06/2002	-72,603	376,374
ING LIFE	27/05/2002	-249,413	1,338,886
ING LIFE	15/02/2002	-62,522	340,002
ING LIFE	14/02/2002	-53,000	294,122
ING LIFE	13/02/2002	-53,000	287,893
INGFM	22/08/2002	95,000	456,000
INGFM	25/07/2002	80,000	395,035
INGFM	15/02/2002	-12,068	65,627
INGFM	22/08/2002	13,000	62,400
INGFM	15/02/2002	-3,199	17,396
INGFM	19/07/2002	-100,000	479,660
INGFM	19/07/2002	-50,000	240,258
INGFM	15/02/2002	-47,110	256,190
INGFM	15/07/2002	11,462	56,049
INGFM	13/05/2002	-15,000	80,329
INGFM	11/02/2002	10,000	52,159
INGFM	22/08/2002	899,000	4,315,200
INGFM	25/06/2002	-36,216	192,683
INGFM	24/06/2002	-7,624	40,282
INGFM	21/06/2002	-110,555	573,118
INGFM	27/05/2002	-440,902	2,366,827
INGFM	17/04/2002	-288,678	1,515,559
INGFM	15/02/2002	-152,670	830,238
INGFM	22/08/2002	40,000	192,000
INGFM	25/07/2002	50,000	246,896
INGFM	21/06/2002	67,000	349,740
INGFM	5/04/2002	-10,000	53,142
INGFM	12/03/2002	10,000	55,068
INGFM	7/03/2002	40,000	214,979
INGFM	25/02/2002	20,000	112,545
INGFM	8/02/2002	10,000	52,059
INGFM	30/01/2002	28,000	145,980
INGFM	22/08/2002	10,000	48,120
INGFM	10/07/2002	10,000	50,031
INGFM	27/05/2002	-1,931	10,365
INGFM	10/05/2002	-5,000	27,016
INGFM	15/02/2002	-1,309	7,118
INGFM	22/08/2002	107,000	513,600
INGFM	8/08/2002	-15,188	74,596
INGFM	7/08/2002	-14,812	73,021
INGFM	27/05/2002	-54,819	294,276
INGFM	17/04/2002	-30,842	160,610
INGFM	16/04/2002	-10,589	56,049
INGFM	15/04/2002	-38,569	204,575
INGFM	15/02/2002	-18,175	98,837

This is the annexure marked "C" 5 of 5 pages referred to in form 603 initial substantial shareholder signed by me on: 26.08.02

S.S. Rouvray
Secretary